Exhibit 99.1

Annual Information Form

March 29, 2018

TABLE OF CONTENTS

1. PRELIMINARY NOTES	1
Incorporation by Reference and Date of Information	1
Currency	1
Forward Looking Statements	1
2. CORPORATE STRUCTURE OF THE COMPANY	2
Name, Address and Incorporation	2
Intercorporate Relationships	3
3. GENERAL DEVELOPMENT OF THE BUSINESS	3
Three Year History	4
Description of the Business	9
Strategy	10
Competitive Conditions	10
Environmental Considerations	10
Employees	10
Foreign Operations	10
Risk Factors	11
4. Mineral Properties	16
Information Regarding the Berta Property	16
Information Regarding the Marimaca Project	16
5. dividendS	34
6. description of capital STRUCTURE	34
7. MARKET FOR SECURITIES	34
Market	34
Trading Price and Volume	34
8. Escrowed securities aND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	35
9. Directors and Officers	35
Name, Occupation and Security Holdings	35
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	36
Conflicts of Interest	37
10. legal proceedings AND REGULATORY ACTIONS	37
Legal Proceedings	37
Regulatory Actions	37
11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	37
12. TRANSFER AGENTS AND REGISTRARS	38
13. material contracts	38
14. INTERESTS OF EXPERTS	38
Names and Interests of Experts	38
15. INFORMATION ON AUDIT COMMITTEE	38
Audit Committee Charter	38
Composition of the Audit Committee and Independence	38
Relevant Education and Experience	39
Audit Committee Oversight	39
Reliance on Certain Exemptions	39

Pre-Approval Policies and Procedures	40
Audit Fees	40
16. ADDITIONAL INFORMATION	40

TECHNICAL GLOSSARY

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF.

“Ag” means silver;

“Au” means gold;

“Cu” means copper;

“CuCN” means cyanide soluble copper;

“CuS”, and “CuSol” all mean acid soluble copper;

“CuT” means total copper content;

“diamond drilling” means rotary drilling using diamond bits, used to produce a solid core of rock;

“DCIP” means direct current induced polarization;

“deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved;

“development” means the preparation of a deposit for mining;

“feasibility study” means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;

“g/t” means grams per tonne;

“hectare” or “ha” means an area contained by a square of 100 metres;

“indicated mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parametres, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“IP” means induced polarization;

“klb” means pounds x 1000;

“km” means one kilometre;

“koz” means ounces x 1000;

“ktons” means ounces x 1000;

“lb” means one pound;

“lps” means litres per second

“LOM” means life of mine

“measured mineral resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parametres, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“m” means one metre;

“mm” means one millimetre;

“mineral deposit” means an identified in-situ mineral occurrence from which valuable or useful minerals may be recovered. Mineral deposit estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence of mineralization and on the available sampling results;

“mineralization” means the concentration of metals and their chemical compounds within a body of rock;

“mineral reserve” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economics and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves;

“mineral resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or fossilized organic material including base and precious metals, coal, diamonds or industrial minerals in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Mo” means molybdenum;

“Mt” means millions of tonnes;

“National Instrument 43-101” means National Instrument 43-10- Standards of Disclosure for Mineral Projects

“ore” means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit;

“ounces” or “oz” means one troy ounce;

“ppm” means parts per million;

“pre-feasibility study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve;

“probable mineral reserve” means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“proven mineral reserve” means that economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Qualified Person” has the meaning set forth in National Instrument 43-101;

“RC” means reverse circulation percussion drilling in which the drill hole is advanced by the hammer action of the drill bit and where the circulation of compressed air used to bring the samples to the surface is reversed to the normal to reduce sample contamination;

“strike” means the direction or trend of a geologic structure;

“TCu” means total copper content; and

“tonne” or “t” means 1,000 kilograms

1.	PRELIMINARY NOTES

Incorporation by Reference and Date of Information

The following documents of Coro Mining Corp. (“Coro” or the “Company”), which have been filed with the regulatory authorities in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island, New Brunswick, Newfoundland and Labrador (the “Jurisdictions”) are specifically incorporated by reference and form a part of this annual information form (the “AIF”):

(a)	the report entitled, “Technical Report for the Marimaca Copper Project, Antofagasta Provinces, Region II, Chile dated February 24, 2017 and prepared by NCL Construcciὁn SA (the “Marimaca Technical Report”).

(b)	the report entitled “Amended Updated Preliminary Economic Assessment for the Berta Project Inca De Oro, III Region, Chile” dated September 24, 2015 and prepared by Geoinvestment SpA (the “Updated Berta PEA”); and

All documentation incorporated by reference in and forming a part of this AIF can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com under the Company’s profile.

All information in this AIF is as of December 31, 2017 unless otherwise indicated.

Currency

All sums of money which are referred to herein are expressed in lawful money of the United States of America, unless otherwise specified. References to Canadian dollars are referred to as “C$”.

Forward Looking Statements

Certain statements contained in this AIF of the Company or any document filed with the Canadian regulatory authorities, or in any other written or oral communication by or on behalf of the Company that do not directly and exclusively relate to historical facts, may constitute forward-looking statements which reflect management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements include, but are not limited to, statements with respect to commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results, anticipated production rates and mine life, operating efficiencies, capital budgets, costs and expenditures and conversion of mineral resources to proven and probable mineral reserves, analyses, and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

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Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, changes in market and competition, technological and competitive developments, cooperation and performance of strategic partners, and potential downturns in economic conditions generally. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements include in, or incorporated by reference into, this short form of prospectus should not be unduly relied upon.

Forward-looking statements are based on management’s estimates, beliefs and opinions on the date the statements are made. Except as required by law, the Company assumes no obligation to update forward-looking statements if circumstances of management’s estimates, beliefs or opinions should change. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. See “Risk Factors”.

Additional information on these and other potential factors that could affect the Company’s financial results are detailed in documents filed from time to time with the securities commissions of the Jurisdictions.

This AIF uses the terms “measured”, “indicated” and “inferred” mineral resources. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

All mineral resources have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7. Canadian and Guide 7 standards are substantially different. This AIF uses the terms “measured,” “indicated” and “inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that enable them to be categorized as mineral reserves.

2.	CORPORATE STRUCTURE OF THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) on September 22, 2004 under the name of “Coro Mining Corp.” The Company’s registered and records office is located at Suite 2600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 and its head office is located at Suite 1280 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

By Notice of Articles dated effective April 6, 2005, the Company increased its authorized share capital to an unlimited number of common shares without par value. On October 25, 2016, the Company simplified its corporate structure by completing vertical short form amalgamations with Sea to Sky Holdings Ltd., 0904213 BC Ltd., Sky Dust Holdings Limited, and Machair Investments Ltd., its four direct and indirect wholly owned British Columbia subsidiaries.

As of December 31, 2017, 651,929,511 common shares were issued and outstanding. The Company’s common shares carry no rights of redemption, retraction, conversion or exchange.

The Company became a reporting issuer in the Jurisdictions on June 13, 2007. The Company’s common shares were listed for trading on the Toronto Stock Exchange (the “TSX”) on July 10, 2007.

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Intercorporate Relationships

References in this AIF to the business of the Company include the business conducted by its wholly-owned subsidiaries. The Company has the following direct or indirect subsidiaries, all of which are 100% beneficially owned (except for SCMB) by the Company.

Coro Mining Corp. (BC)
Minera Cielo Azul Ltda. (Chile)(1)
Minera Coro Ltda. (Chile)
Minera San Jorge S.A (Mendoza)(2)
Minera Rayrock Ltda. (Chile)(4)
Inversiones Cielo Azul Ltda. (Chile)
Sociedad Contractual Minera Berta (Chile)(3)

(1) Minera Cielo Azul Ltda. (“MCAL”) holds the Marimaca Project and Llancahue Prospect.

(2) Minera San Jorge S.A. (“MSJ”) owns the San Jorge property (the “San Jorge Property”). The sale of MSJ is pending and it has been deconsolidated from the Company’s financial statements.

(3) Sociedad Contractual Minera Berta (“SCMB”) holds the Berta Project and is 65% owned by the Company and 35% owned by ProPipe.

(4) Owner of the Ivan SXEW Plant.

3.	GENERAL DEVELOPMENT OF THE BUSINESS

The Company is an operating mining company engaged in the acquisition, exploration and exploitation of mineral properties located principally in Chile with the objective of identifying mineralized deposits. Following is a brief description of how the Company’s business has developed over the past three years which includes some historical information for context.

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Three Year History

Marimaca Copper Project, Chile

In August 2014, signed a letter of intent (the “Marimaca LOI”) to acquire an interest in the Marimaca copper oxide prospect (the “Marimaca Project”), located close to the city of Antofagasta in the II Region of northern Chile. Upon execution of the Marimaca LOI, the Marimaca Project had never been drilled.

Under the terms of the Marimaca LOI, Coro has a right to earn a 75% interest in the Marimaca Project on the following terms. In exchange for $60,000 payment (paid), completion of a resource estimate and engineering study and a $125,000 payment, Coro will earn a 51% interest in Compañia Minera Newco Marimaca (“CMNM”), the joint venture company holding the project. The resource estimate and engineering study must demonstrate the technical and economic feasibility of producing a minimum of 1,500tpy (3,306,933 lbs) Cu as cathode by August 6, 2018 at Coro’s cost. An additional 24% interest can be earned by Coro upon obtaining financing for the project construction. The owner’s interest will comprise a 15% interest free carried to commencement of commercial production and a 10% participating interest subject to dilution. The owners, at their election, may request Coro to loan them the equity portion corresponding to their 10% interest, if any. This loan plus applicable interest would be recoverable by Coro from 100% of the project’s free cash flow after debt repayments.

Throughout 2016, the Company completed drilling on the Marimaca Project. On April 28, 2016, the Company announced that it had intersected substantial copper mineralization in the first eight holes of its 16 hole, 2680m reverse circulation (“RC”) drilling program (the “Initial RC Drilling Program”). On May 6, 2016, the Company announced the results of the remaining eight holes of the Initial Drilling Program and confirmed they had intersected further substantial copper mineralization. On September 6, 2016, the Company announced the results of the first eight RC holes from a 39 hole, 8530m hole program nearing completion at the time (the “Follow Up RC Drilling Program”). It also announced the results of the first two diamond drill (“DDH”) holes of a six hole, 2021m program, aimed at providing metallurgical samples and geotechnical information, corroborating the RC drilling and testing underlying sulphide mineralization (the “Diamond Drilling Program”). The Company confirmed that the Diamond Drilling Program was complete and that it expected to finish the Follow Up RC Drilling Program shortly. On October 4, 2016, the Company announced the results of a further seven RC holes from the Follow Up RC Drilling Program and the results of the remaining four DDH holes of the Diamond Drilling Program. On October 18, 2016, the Company announced the results from the final 23 RC holes from the Follow Up RC Drilling Program.

The exploration efforts in 2016 resulted in the release of a maiden resource estimate for the Marimaca Project on January 12, 2017. Full details of the resource estimate are contained under the heading, “Information Regarding the Marimaca Project”. In addition, on February 9, 2017, the Company announced that it had completed an environmental baseline study for the Marimaca Project. The consultant engaged by the Company to prepare the study reported that there were no material environmental issues that would impede the development of the project. The information gathered for the study will form part of a feasibility study and will form the base for the environmental permit applications for the Marimaca Project.

On August 4, 2016, the Company announced that it entered into a non-binding letter of intent (the “Rayrock LOI”) to acquire Minera Rayrock Ltda. (“Rayrock”), a Chilean subsidiary of a Peruvian mining company. Rayrock is the owner of the Ivan SXEW plant (the “Ivan Plant”) located approximately 18 km south of the Marimaca Project as well as 23,748 hectares of mining claims (the extending between Marimaca and the Ivan Plant and an additional 14,505 hectares of mining claims located approximately 42 km north east from the Ivan Plant and 30 km east from Marimaca). The Ivan Plant has an installed capacity of approximately 10ktpy (22,046,226 lbs) copper cathode and operated from 1995 until 2012, when it was placed on care and maintenance. It has associated water rights and environmental and operating permits, some of which require updating. Coro has completed an initial examination of the plant and believes that it is in good condition and can be expeditiously placed back into production for a reasonable cost.

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The acquisition terms under the Rayrock LOI were as follows:

-	Payment of $250,000 (paid) on execution of the Rayrock LOI in return for exclusivity to conduct due diligence for a period of 60 days, extendable to 90 days under certain circumstances

-	Closing period of 30 days to negotiate and execute a definitive purchase agreement (the “Definitive Agreement”)

-	Payment of $6,250,000 on execution of the Definitive Agreement

-	The owner will retain a 2% NSR on all production from the Rayrock mineral properties. Coro may acquire half the NSR for $2,000,000 at any time and will have a right of first refusal over the NSR.

On June 9, 2017, the Company announced that it had signed the Definitive Agreement and had successfully completed the acquisition of Rayrock.

On August 21, 2017, the Company announced that it entered into a binding letter of intent to acquire 100% of the La Atomica claims directly adjacent to the Marimaca Project. The definitive option agreement was executed on November 2, 2017. Under the terms of the option agreement, the Company must pay a total of US$6,000,000 over 36 months. The vendor of the property will retain a 1.5% NSR payable on the La Atomica claims, of which Coro may acquire 0.5% of the royalty at any time for a $2,000,000 payment.

On August 22, 2017, the Company announced that it had initiated a definitive feasibility study (“DFS”) for the Marimaca Project as part of a staged development process for the project. Phase 1 will be the completion of the DFS for production of 10,000 tonnes (22,046,030 lbs) of copper cathode per year via the Ivan Plant. Phase 2 will be the continuing exploration and development of the Marimaca deposit and its potential extensions with the objective of increasing the resource base. Phase 3 anticipates a significant increase in the Marimaca resource base which will determine the optimum future production rate and/or staged production scenarios. Completion of the DFS will satisfy the requirement under the Marimaca LOI to demonstrate the technical and economic feasibility of the Marimaca Project and formalize Coro’s 51% ownership interest. Under the agreement, Coro can acquire a further 24% interest by obtaining project construction finance, or contributing the Ivan Plant.

On October 17, 2017, the Company announced that it had signed a binding letter of intent to acquire the Naguayan claims totalling 1,075 hectares located northeast and east of the Marimaca Project. The definitive agreement for the Naguayan claims was executed on January 9, 2018 and provides that Coro may acquire the claims for a total purchase price of $6,500,000 payable over 48 months. The vendor of the property will retain a 1.5% NSR payable on the Naguayan claims, of which Coro may acquire 0.5% of the royalty for a $2,000,000 payment at any time up to one year after the start of commercial production on the property.

Throughout 2017, the Company completed a 57-hole, 11,178 metre infill drilling program on the Marimaca Project. The results of the 2017 drill program were announced on November 9, 2017, December 5, 2017, December 22, 2017 and January 17, 2018. For detailed information on these drill results, reference should be made the aforementioned press releases.

On January 19, 2018, the Company announced that it had submitted its Environmental Impact Declaration for the Marimaca Project and had passed the five day admissibility period into the Environmental Impact Evaluation System. Both of these milestones are required for the Marimaca Project to be considered in good standing by the Chilean government. The Chilean government will continue to assess the Marimaca Project and Environmental Qualification Resolution by the Chilean government will be required prior to production.

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On January 22, 2018, the Company announced the results of RC step drilling completed on the La Atomica claims. Details of these drill results are contained in the news release issued on that date.

On January 22, 2018 the Company also announced it had entered into a promise to purchase and sell agreement with a local Chilean company to acquire a 379 hectare package of claims (the “SM Claims”) adjoining the Marimaca Project to the north and south. To acquire the SM Claims, Coro is required to pay the vendor an aggregate of $6,000,000, $100,000 of which was paid on signing of the agreement. The balance of the consideration will be payable on the completion of due diligence and certain other transfers of title. The SM claims will be subject to a 2% NSR in favour of the vendor.

Berta Copper Property and Nora Plant, Chile

In June 2011, the Company entered into an agreement (the “Berta Option Agreement”) to acquire 506 hectares located 20 km west of the village of Inca de Oro in Chile (the “Berta Property”) from a Chilean land claim holder.

Berta Copper Property Ownership

Under the terms of the Berta Option Agreement, Coro was granted the right to acquire 100% of the Berta Property for aggregate option payments of $6,000,000 by making staged payments over three years. These terms were renegotiated in May 2013 by reducing the payment due on June 10, 2013 from $1,500,000 to $500,000 and the final payment due on June 10, 2014 from $3,500,000 million to $2,500,000 million. All of the required payments have been made. A 1.5% NSR was also granted to the land claim holder on all production from the property.

In June 2014, the Company renegotiated the final option payment under the Berta Option Agreement whereby the payment of $2,500,000 payable by on June 10, 2014 was deferred as to $250,000 payable on August 14, 2014 (paid); and $2,250,000 payable on August 14, 2015. The Company was granted the option to elect to pay the final amount of $2,250,000 in 8 equal quarterly payments of $281,250 which will bear interest at LIBOR. In addition, under the modified terms the Company was permitted to commence production at Berta at any time after the August 14, 2014 payment. The 1.5% NSR continues to apply to all production from the property. In 2015, the Company exercised its option to acquire the Berta Project and elected to defer the final $2,250,000 payment into eight quarterly payments of $281,250 plus interest accruing at LIBOR. All of the payments have now been made.

The Berta Option Agreement was subsequently transferred to Sociedad Contractual Minera Berta (“SCMB”).

SCMB Ownership

In May 2013, the Company signed a Letter of Intent (“LOI”) with ProPipe SA (“ProPipe”). ProPipe was granted the right to earn up to 50% of the shares of SCMB by completing a series of payments, work commitments and project financing, within a specified time frames follows;

-	An initial 10% interest by making the $500,000 option payment due under the Berta Option Agreement on June 10, 2013 (earned);

-	A further 3% by completing and filing an EID (earned in November 2013);

-	A further 5% by completing a NI 43-101 compliant preliminary economic assessment (a “PEA”) (earned in June 2015); and

-	An additional 32% by obtaining and structuring project financing (subsequently amended refer below).

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The terms of the agreement between Coro and ProPipe were revised to provide that, upon closing of the Greenstone Financing Package, which is discussed above under the heading, “Financings and Corporate Matters”, ProPipe would be entitled to a 35% interest in SCMB, which holds the Berta project.

Project Development including Purchase of Nora Plant

During 2014, SCMB agreed to acquire the Nora SXEW processing plant (the “Nora Plant”) from Sociedad Contractual Minera Trinidad (“Trinidad”), a local company in administration, for 2.5 billion Chilean pesos.

The Nora Plant was subject to a suspension order (the “Suspension Order”) issued by SERNAGEOMIN, the Chilean Mining Authority in 2014, and in order to be lifted required minor remediation work to be done as well as the filing of a closure plan and technical project report which had already been filed by SCMB on behalf of the previous owners.

In November 2013, the Company filed its Environmental Impact Declaration (“EID”) for Berta which contemplated the treatment of pregnant leach solution (“PLS”) from Berta at a third party's SXEW operation. In October 2014, the Evaluation Commission of the Atacama Region of Chile, part of the Chilean Environmental Evaluation Service (in Spanish, “SEA”), approved EID of Berta and has issued the corresponding Resolution of Environmental Qualification (in Spanish, “RCA”).

In June 2015, the Company announced conclusions of an updated preliminary economic assessment for the Berta project (the “Berta PEA”).

The Berta PEA was an update of an engineering study completed by Geoinvestment SpA (“Geoinvestment”) released on September 15, 2014. The Berta PEA included a revised open pit mine plan, new operating and capital costs and financial analysis for the Berta project which contemplated the production of an average of 4,700ktpy (10,361,730 lbs) of copper cathode for a period of 8 years. The Berta PEA was filed on July 31, 2015 but, following a continuous disclosure review by the British Columbia Securities Commission, the Company filed the Updated Berta PEA on October 24, 2015. Full details on the Updated Berta PEA are contained under the heading, “Material Properties - Information Concerning the Berta Property”.

On February 9, 2016, Coro announced that it had been notified by SERNAGEOMIN, the Chilean Mining Authority that all of the requirements needed to lift the Suspension Order had been met and the Suspension Order was subsequently lifted.

Starting in 2016, the Nora Plant began treating material from a variety of dumps from the surrounding district and commissioned the plant in February 2016. In August 2016, it began processing material from selectively mined shallow pits at the Berta mine itself. As such, the operation has not reached commercial production, with delays in receiving operating permits for the Berta mine site contributing to its inability to do so. The Company announced in December 2016 that it was proceeding to install crushing and leaching facilities at the Berta mine site in order to enable PLS to be trucked to the Nora Plant. In March 2017, the Company announced that the installation of the heap leaching and crushing facilities was nearing completion with leaching of copper anticipated by the end of March 2017 and trucking of the PLS to the Nora Plant thereafter.

On May 15, 2017, the Company provided an update on Berta and announced the Nora Plant had been from 3000t/yr (6.6m lb/yr) to 4,800t/yr (10.6m lb/yr) copper cathode capacity. On June 19, 2017, the Company announced that it begun trucking concentrated PLS from the leach pads at the Berta mine to the Nora Plant. On August 22, 2017, the Company announced that it commissioning of the crusher, agglometer and the majority of the heap leach pads had been completed and the operation had commenced ramping up to nominal production of 400 tonnes (880,000 lbs) per month of copper cathode.

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On July 6, 2017, the Company announced that SCMB had extended its offtake agreement with Louis Dreyfus Company Metals for an additional 12 months. As part of the agreement, SCMB received a US$750,000 prepayment facility from Louis Dreyfus Company Metals repayable in equal instalments over 12 months, through which SCMB commits to the delivery of 3,300 tonnes of copper cathode to the metals trader over the next year.

In February 2018 as part of its Strategic Review undertook a review of the SCMB Operations. The Company elected to proceed with acquisition of the Nora SX-EW plant in September 2015 based on an initial Preliminary Economic Assessment dated September 2014. The original plan was to process ore (crushing and leaching) at the Berta mine and install a 60km pipeline to transport the PLS between the Berta mine and Nora SX-EW plant. The pipeline to transport the PLS between the Berta mine and Nora SX-EW plant was an important part of the original design given the 60km distance. Pipelines are a common and cost effective way to transport PLS in Chile, although requiring a considerable amount of time for obtaining the required environmental & technical permits for installation and operation. Unfortunately, following a 1 in 100 year rainfall event in the Atacama Desert in March 2015, there was a major flood which severely damaged the town of Diego De Almagro which lies between the Berta mine and the Nora SX-EW plant. The original pipeline route would have crossed a dry river bed (Salado River) close to Diego De Almagro through which these flood waters flowed. As a result of this exceptional flood, it has become apparent that permitting for a pipeline across this previously dry riverbed is presently not feasible.

The requirement to truck ore and PLS between the Berta mine and the Nora SX-EW plant has significantly increased the realised C1 cash costs production risks particularly around transportation.

Over the last 9 months the Company has undertaken a number of optimisation strategies aimed at reducing the transportation costs between the Berta mine and the Nora SX-EW plant which has not yielded the expected results with lower transport costs being offset by higher production costs and lower recoveries due to the attempt to concentrate PLS. As a consequence of the above, SCM Berta incurred cumulative ramp-up and operating losses

The SCMB management team has now stabilised the operations:

•	Anticipating over 300 tons of copper in March 2018, the highest monthly production to date;

•	the Berta mine is operating as designed, with both grade and tonnage mined consistent with the mine plan;

•	the metallurgy of the Berta ore is as anticipated with 75% recoveries when the ore is leached conventionally to 4gpl PLS concentration levels;

•	the PLS has now been successfully stabilized at a concentration level of 10gpl at Berta with recoveries of 70% even at this relatively higher PLS concentration; and

•	the production bottleneck moved to the trucking of the PLS, and trucking of greater than 750m3 per day is now being achieved on a consistent basis;

Notwithstanding the improvements referred to above, SCMB’s operations is currently configured, with ore and PLS transported by truck, will always be high cost and unnecessarily complex due to the logistical constraint of not being able to build and operate a pipeline. The Company is in the process of concluding its strategic review of SCMB and hopes to be able to release the results of its conclusions shortly.

El Jote Property

In May 2016, SCMB optioned the El Jote copper project (formerly known as the Salvador Property) located approximately 30 km from the Nora Plant. SCMB may acquire a 100% interest in the property by making payments totalling $3,005,000, as follows

-	$105,000 (paid)

-	$30,000 on or before November 2016 (paid);

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-	$180,000 in May 2017; (paid)

-	$250,000 in May 2018;

-	$2,440,000 in May 2019 (may be paid in eight installments plus interest at LIBOR) with SCMB having the right to start production on payment of the first installment payment.

The vendor will retain a 1.5% NSR which can be purchased by SCMB for $1,500,000 at any time.

Prat Project, Chile

In August 2014, Coro announced that it had signed a letter of intent to acquire an interest in the Prat project located close to the city of Antofagasta in the II Region of northern Chile. During its most recent year end, Coro elected not to proceed with the acquisition and terminated the letter of intent.

Celeste Property, Chile

The 100% owned Celeste Sur iron ore project is located 55km NE of the port of Chañaral, in the III Region of Chile. The Celeste property is comprised of a number of concessions covering ~2,800 hectares and was acquired by Coro in 2010 for the issuance of 150,000 common shares and the assumption of a 2.5% copper royalty.

Celeste is contiguous with and along strike to the northeast from the ENAMI owned Cerro Negro iron oxide copper gold type deposit. Small scale artisanal copper mining activity has been carried out in the Celeste area since the early 1900s. In the period 1994 to 2002, Cominco, (later Teck Resources), Phelps Dodge and Atna conducted exploration at the Celeste Property, including the drilling of 18 RC holes for 4,161m and 16 RC holes for a total of 3,650m. No resource estimates have been completed on the property.

In September 2014, Coro announced it had received encouraging results from initial mapping, surface sampling, and test work of its 100% owned Celeste Sur iron ore project, located 55km NE of the port of Chañaral, in the III Region of Chile. Preliminary internal evaluation indicated that potential exists for 5-10mt at ~45% Fe at Celeste Sur, which should be capable of sustaining a ~600ktpy Fe concentrate operation based on a simple, low cost, dry crushing and magnetic separation process route, enhanced by its proximity to a port with existing concentrate handling facilities. The declining iron ore price in 2014 resulted in the Company deferring any further evaluation of the Celeste Property.

Llancahue Property, Chile

The Llancahue project is 100% owned by Coro and is located 38km south west of the City Of Talca in the VII Region of central Chile, at an elevation of less than 200m above sea level.

In November 2014, Minera Peñoles de Chile Ltda, a subsidiary of Mexican mining company, Industrias Peñoles SAB de CV entered in an option to acquire a 70% interest in the project. Coro announced the termination of this option agreement in October 2016.

San Jorge Property, Argentina

In March 2015, the Company announced that it had reached agreement with its partners, Alterra Investments Ltd. and Solway Industries Ltd. (together, “A&S”), whereby they would immediately advance Coro US$1.3 million for the right to acquire a 100% interest in the San Jorge Property pursuant to the acquisition of MSJ. The acquisition of the 100% interest in the project was subject to the approval Franco Nevada, the underlying owner of San Jorge, approval and also Argentinean regulatory approval, which has since been obtained. Coro will retain a 2% net smelter royalty on production from the property, other than gold, in the event that A&S develop the project. The $1.3 million was advanced to the Company in April 2015 but formal completion of the transaction remains subject to the approval of Franco Nevada and other required third party approvals. Effective May 1, 2015, the Company deconsolidated MSJ from its financial statements.

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Financings and Corporate Matters

In June 2015, the Company announced that it had received a financing proposal from Greenstone Resources L.P. (“Greenstone”). The financing to be provided by Greenstone (the “Greenstone Financing Package”) was comprised of two elements; a $6.5 million convertible debenture and an approximately $2.5 million equity private placement. The convertible debenture financing (the “Convertible Debenture”) was comprised of two tranches, being $5.1 million (“Tranche 1”) and $1.4 million (“Tranche 2”). In the event that the amounts were not repaid in full in cash, any unpaid amounts would be converted into common shares of Coro at a conversion price of C$0.04 per share. The structuring of the tranches was designed to facilitate the acquisition of the Nora Plant and required work programs (Tranche 1) with Tranche 2 being advanced after the lifting of a suspension order on the Nora Plant (the “Suspension Order”), which is discussed in more detail below under the heading “Berta Property and Nora Plant, Chile”. Due to the potential issuance of common shares upon conversion of the Convertible Debenture, the Company sought shareholder approval, which was obtained on July 17, 2015.

Due to issues surrounding the Suspension Order (refer to the “Berta Copper Property” section above), the terms of the Greenstone Financing Package were subsequently amended such that Tranche 1 and Tranche 2 of the Convertible Debenture would be completed prior to the lifting of the Suspension Order but the $2.5 million equity financing portion would remain dependent on the lifting of the order.

Tranche 1 of the Convertible Debenture completed on August 10, 2015 and Tranche 2 of the Convertible Debenture completed on November 27, 2015. The proceeds of Tranche 1 of the Convertible Debenture were used to acquire the Nora Plant and perform work to have the Suspension Order lifted. The proceeds of Tranche 2 were used to complete the commissioning and start-up of the Nora Plant.

On February 9, 2016, Coro announced that the Suspension Order had been lifted. As a result, Greenstone completed the equity financing portion of the Greenstone Financing Package and purchased 79,800,000 Coro common shares at a price of C$0.04 per share. Following this acquisition, Greenstone, in accordance with the terms of an investors rights agreement entered into between the parties (the “Investors Rights Agreement”), was provided with the right to nominate two directors to the board of directors of Coro. Accordingly, on February 9, 2016, Mr. Michael Haworth and Mr. Colin Kinley were appointed to the board and Mr. Robert Watts and Mr. Alvin Jackson resigned. The Investors Rights Agreement also provided Greenstone with a pre-emptive right to maintain its shareholding in the Company

On May 24, 2016, the Company announced a private placement financing of up to 100,000,000 common shares at a price of C$0.10 per common share to raise gross proceeds of $10,000,000 and announced that it had entered into an agreement to amend the terms of the Convertible Debenture held by Greenstone. Under the amended terms, Greenstone agreed to amend the conversion price from C$0.04 to C$0.10 per common share, resulting in considerably less dilution to the Company’s shareholders. 106,730,000 common shares were subsequently issued to Greenstone in full satisfaction of the Convertible Debenture which brought its holdings up to approximately 53.9% of the Company’s outstanding common shares. On June 13, 2016, the Company closed the first tranche of the 100,000,000 common share financing and issued 34,000,000 common shares to Greenstone. In accordance with the policies of the Exchange, the Company sought shareholder approval of the second tranche of the financing and, in July 2016, issued 46,074,350 to third party shareholders and 19,925,650 common shares to Greenstone.

On September 16, 2016, the Company announced that its co-founder and director, Michael Philpot had resigned as the Executive Vice-President and director. Mr. Philpot agreed to continue to act as a consultant to the Company for a period of six months, which may be extended by mutual consent.

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On December 23, 2016, the Company completed an additional private placement financing of 37,522,859 common shares at a price of C$0.14 per common share. Greenstone participated in this financing and acquired 29,825,874 common shares, bringing its share ownership interest in the Company to 55.9%.

In January 2017, 2,162,500 warrants were exercised (at C$0.15) and 2,940,000 warrants expired.

On March 22, 2017, the Company announced that it intended to complete a non-brokered private placement of up to 107,680,000 common shares at a price of C$0.15 per common share. The first tranche of the private placement, comprised of an aggregate of 75,527,131 common shares completed on April 3 and 4, 2017. The second tranche of the private placement, comprised of 32,152,869 common shares, completed on April 20, 2017. Greenstone participated in both tranches of the private placement and acquired an aggregate of 92,088,333 common shares, bringing its share ownership interest in the Company to 61%.

On June 12, 2017, the Company announced that Luis Tondo had been appointed as the President and CEO and a director of the Company. In connection with Mr. Tondo’s appointment, Alan Stephens, the Company’s former CEO, transitioned to the role of Executive Director responsible for exploration and opportunity seeking activities.

On August 8, 2017, the Company announced that Mr. Nelson Mendoza has been appointed to the newly-created role of General Manager of the Berta Project operation.

On September11, 2017 the Company announced a private placement of up to 56,067,692 common shares at price of C$0.13 per common share. The private placement was completed in two tranches pursuant to which the Company issued an aggregate of 56,561,973 common shares for gross proceeds of approximately C$7,350,000. The gross proceeds of the financing are intended to be used for the DFS on the Marimaca Project. Greenstone acquired an aggregate of 51,715,665 common shares issued pursuant to the private placement, increasing its share ownership interest in the Company to 63.7%.

On December 22, 2017, the Company announced that it had entered into a $3,000,000 credit facility with Greenstone. The funds advanced by Greenstone must be repaid within 11 months and bear interest at 12% per annum until March 31, 2018 and 15% thereafter. Greenstone advanced a further $5,000,000 to the Company pursuant to a second credit facility on February 27, 2018. The funds advanced by Greenstone pursuant to the second credit facility must also be repaid within 11 months and bear interest at 12% per annum until June 30, 2018 and 15% thereafter. Greenstone received a 3% arrangement fee on both credit facilities.

Description of the Business

The Company is an operating mining company engaged in the acquisition, exploration and exploitation of mineral properties and projects located in Chile with the objective of identifying and exploiting mineralized deposits. The Company was incorporated under the Business Corporations Act (British Columbia) on September 22, 2004 and is listed on the Exchange under the symbol “COP”. As of the date of this AIF, the Company had 651,929,511 shares issued and outstanding.

The Company has its registered corporate office in Vancouver, Canada. In Chile, the Company is currently exploring and developing the Marimaca Project, and is operating 65% owned SCM Berta. It also owns the Celeste Sur and Llancahue projects. The Marimaca Project is subject to an underlying option agreement.

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Strategy

Coro Mining Corp. (the “Company” or “Coro”) is a growth oriented copper producer using its exploration, development and operational experience to develop low cost, low capital intensity, leachable operations in areas of good infrastructure in Chile.

Competitive Conditions

The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is in the past has been very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Environmental Considerations

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving, which means stricter standards and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessment of proposed projects carries a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Employees

As at December 31, 2017, the Company had a total of 195 full and part-time employees or consultants and also utilized the services of several professionals on a part-time contract or consulting basis. The Company seeks to employ individuals and utilize the services of consultants who have international mining experience.

Foreign Operations

The Company’s properties are currently located in Chile and, as such, a substantial portion of the Company’s business is exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

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Risk Factors

The Company will face a number of challenges in the development of its properties. The following is a description of the principal risk factors affecting the Company:

Operational Risks

The Company’s operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons. Mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.

The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, then the Company may experience delays or increased costs in developing its properties.

Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the properties will be brought into commercial production or that the funds required to exploit mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Estimates of Mineral Resources

The mineral resource estimates contained in this AIF are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. The estimates of mineral resources described in this AIF should not be interpreted as assurances of mine life or of the profitability of future operations.

Additional Funding and Dilution

If the Company’s exploration programs are successful, then additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital or the entering into of joint venture arrangements or other strategic alliances. In addition, the status of Chile, where the Company operates, as a developing country may make it more difficult for the Company to obtain any financing for its projects. Issuances of additional securities will result in a dilution of the equity interests of any person who may become a holder of the Company’s securities. There is no assurance that the Company will be successful in raising sufficient funds to meet its obligation or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, then the Company may have to forfeit its interest in the properties or prospects earned or assumed under such contracts. In addition, if the Company does not raise the funds to complete the currently proposed exploration programs, then the viability of the Company could be jeopardized.

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Foreign Political Risk

The Company’s material property is located in Chile and, as such, a substantial portion of the Company’s business is exposed to various degrees of political and economic risk and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by-laws and policies of Canada affecting foreign trade, investment and taxation.

Permits

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. Obtaining permits can be a complex, and time-consuming process. There can be no assurance that the Company will be able to obtain the necessary licenses and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company will have the resources or expertise to meet its obligations under such licenses and permits.

As of December 31, 2017, SCMB was still waiting for its final permits for the Berta mine and facilities.

Government Regulation

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration, development and operating activities of the Company are generally carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

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Property Interests

The Company has the right to earn an interest in certain of its properties, including the Marimaca Property, each of which are subject to the terms of an option agreement. To earn its interest in the optioned properties, the Company is required to make certain cash option payments and complete earn in requirements. . If the Company fails to make the agreed cash option payments and earn in requirements, then the Company may lose its right to such properties and forfeit any funds expended to such time.

Acquisition of Additional Mineral Properties

If the Company loses or abandons its interest in one or more of its properties, then there is no assurance that it will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any additional properties.

Environmental Regulations

The Company’s activities are subject to foreign environmental laws and regulations, which may materially adversely affect its future operations. These laws and regulations control the exploration and development of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Unknown Environmental Risks for Past Activities

Exploration and mining operations involve a potential risk of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated, and the risk of environmental contamination from present and past exploration or mining activities exists for mining companies. The Company may be liable for environmental contamination and natural resource damages relating to the properties that it currently owns or operates or at which environmental contamination occurred while or before it owned or operated the properties. However, no assurance can be given that potential liabilities for such contamination or damages caused by past activities at these properties do not exist.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the Business Corporations Act (British Columbia), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. Certain of the directors and officers of the Company have either other full-time employment or other business or time restrictions placed on them and, accordingly, the Company will not be the only business enterprise of these directors and officers.

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Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned. The Company can never be completely certain that it or its option partners will have valid title to its mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance on its properties. A successful claim that the Company or its option partner does not have title to a property could cause the Company to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Repatriation of Earnings

There is no assurance that any countries other than Canada in which the Company carries on business or may carry on business in the future will not impose restrictions on the repatriation of earnings to foreign entities.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads and water and power sources. In particular, the Company’s activities in Regions II and III of Chile will depend on adequate water supply. The Company’s inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company’s operations and financial condition.

Influence of Third Party Stakeholders

The Company’s interest in its properties and the exploration equipment and roads or other means of access which the Company intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, the Company’s work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for the Company.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and the Company may decide not take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, forward sales by producers, production, industrial demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper or gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

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Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Expected Continued Operating Losses

Other than fiscal 2010, whereby the Company realized mark to market gains for trading securities held, the Company has no history of operating earnings. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. The Company has experienced losses from operation for each of the previous three years of operation. The Company expects to incur losses, and will likely incur increased losses until commercial production is reached at SCM Berta.

No History of Dividends

The Company has never paid a dividend on its common shares and does not expect to do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Company’s board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the Company’s board of directors considers relevant. Accordingly, it is likely that investors will not receive any return on their investment in the common shares other than possible capital gains.

Foreign Currency Risk

A substantial portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for our products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

4.	Mineral Properties

In Chile, the Company owns a 65% interest in SCM Berta and has an option to acquire a 75% interest in the Marimaca Project. The Company also currently holds options to acquire certain claims adjacent to the Marimaca Project and owns the Celeste Sur and Llancahue projects.

For the purposes of this AIF, the Company has two material mineral properties, the Marimaca Project, and the SCM Berta Property.

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Information Regarding the Marimaca Project

To satisfy the reporting requirements of Form 51-102F2 with respect to the Marimaca Project, the Company has incorporated the Marimaca Technical Report by reference and reproduced the summary from the Marimaca Technical Report below. The following information in this section is summarized or extracted from the Marimaca Technical Report, which was prepared by Luis Oviedo H., P. Geo in accordance with the requirements of National Instrument 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Marimaca Technical Report, which is incorporated by reference into this AIF. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Marimaca Technical Report which is available for review on the SEDAR website at www.sedar.com.

Introduction

The Marimaca Project is an open pit-mineable copper oxide deposit located 45 Km to the north of Antofagasta, Region II of Chile. In anticipation of the report, Coro mandated NCL Construcciὁn SA (“NCL”) to visit the properties, estimate the mineral resources and compile an independent technical report pursuant to National Instrument 43-101.

In December 2016, a team of independent qualified persons (as those terms are defined by National Instrument 43-101), visited operations at Marimaca. The Marimaca Technical Report summarizes the technical information that is relevant to support the estimation of mineral resources pursuant to National Instrument 43-101.

Property Description and Ownership

The Marimaca Project and surrounding tenements are located in Chile’s Antofagasta Province, Region II, approximately 45 kilometres north of the city of Antofagasta, 25 Km to the east of the port of Mejillones and approximately 1,250 kilometres north of Santiago. The Cerro Moreno International Airport is located about 44 km south of the Project. Its WGS 85 UTM coordinates (used in the Google EarthTM public base, www.googleearth.com) correspond to 374,800 E and 7,434,900-N. Also is located 14km from the Antofagasta to Tocopilla paved highway. The properties are easily accessed using the public road system. Antofagasta and Mejillones are modern cities with all regular services and a combined population of approximately 560,000. Personnel employed by Coro come primarily from the Antofagasta Region.

Antofagasta has a coastal arid climate with mild temperatures year round. Winters are mild with warm temperatures. Annual precipitation averages approximately 2-4 millimetres, the majority of which falls in the winter season. The climate allows for year round mining and exploration activities.

Coro is an exploration, development and mining company and its 100% owned Chilean subsidiary Minera Cielo Azul Ltda. (“MCAL”), has the right to acquire a 75% interest in the project by completing a resource estimate, engineering studies and arranging financing. As of the date of the Marimaca Technical Report, Coro had completed a 54 holes reverse circulation (RC) drilling program for 11.620 m and 6 DDH for 2800.05 m to test outcropping mineralization exposed and in several artisanal miner’s open cuts.

The Marimaca Project is located in an area of approximately 1,300 m (meters), north-south; by 700 m, east-west direction. This land comprises one mining concession containing 23 properties (approximately 115 hectares). The tenements are free of mortgages, encumbrances, prohibitions, injunctions, and litigation. The tenements containing the active and future mining activities are not affected by royalties.

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History

The project site and district exploration programs have been active since the Marimaca deposit discovery in 2016. There is no verifiable history of mining. The area was known since the end of the 19th century as “Mineral de Naguayán”. In 1962, the first report on the project concluded that a granodiorite hosted mineralization cut by "dark dykes" oriented north-south, and inclined to the east, with copper mineralization occurring within a system of centimetric parallel fractures. Reportedly, 5 tonnes per week grading between 17% and 50% Cu were being mined. Several of the deeper underground adits reached sulphides described as chalcopyrite, bornite and chalcocite.

Between the 1970s and 1990s there are only reports by geologists of the government institutions such as the Institute of Geological Investigations and ENAMI (Empresa Nacional de Minería).The descriptions mention copper oxide mineralization in north-south oriented fractures and a potential of 200,000 tonnes an average grade of 1.2% of total cooper was estimated.

In 2003 the owners commissioned a geological study that described and sampled a 10° striking narrow veined system and estimated a potential resource of 566,000t of average grade 2.8% Cu. This study recognized an intense fracturing and the key directions for faults and veins. At least a couple of companies reviewed the property in the early 2000's, mostly juniors, but none of them reported the possibility of a substantial mining potential. In May 2008, geologists from Minera Rayrock described the control of the mineralization by a "pseudo-stratification" or a "pseudo-stratified intrusive". The potential for copper oxide mineralization was estimated at 21 Mt of average grade 0.8% Cu. After this, there are no other reports regarding mining activities in the area. Meanwhile, artisanal miners exploited the properties by developing small open pits and underground workings often with some degree of mechanization. Most of these ores were sold to Michilla, ENAMI and Rayrock.

The small open pits had dimensions that do not exceed 20 by 15 m and depths of up to 20 m. Underground workings reached extensions of no more than 100 m. MCAL, a 100% Coro owned subsidiary was the first company to access the property with the idea of exploring for an open pit, leachable, deposit in the Naguayán area.

Geology, Mineralization and Deposit Types

The Marimaca deposit is located in the Coastal Cordillera in the Antofagasta Region, within a belt of Mesozoic age copper deposits, known as the Coastal Copper Belt, which range in (pre-mining) size from Mantos Blancos, ~500 million tonnes to Ivan with ~50 million tonnes. These types of deposits occur in a variety of host rocks and have different morphologies. However, they have a common Cu-Ag primary mineralogy zoned from bornite outwards to chalcopyrite and pyrite, deep oxidation and frequently, secondary enrichment.

The deposits in the district are located NW of the main branches of the Antofagasta Fault Zone, a subduction-related strike-slip fault system stretching over 1,000 kilometres along the Chilean coast and active at least since the Jurassic.

The copper mineralization at Marimaca is generally referred to as Coastal Copper Belt type of mineralization. The mineralization occurs in intensely parallel fractured monzodiorite, and in detail mineralization occurs in breccias, stockworks, veinlets and disseminations along a “shear zone” (parallel centimeter spaced faulting). Marimaca has become a new exploration model for Coastal Copper Belt deposits displaying close relationships to the plutonic complexes and broadly coeval fault systems.

The Marimaca deposit is a 150-250m thick; gently ESE dipping, portion of strongly fractured Jurassic monzodiorite, formed at the intersection of major N striking Marimaca structure and NE striking feeder zones. The intersection of these structures has produced wide NW-SE oriented zones of eastward dipping mineralization, that have been exploited from a series of open cuts and small underground workings by artisanal miners. Surface mapping and drilling has shown that the mineralization is comprised of multiple, thick, higher grade structures bordered by lower grade halos.

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The better grades represent the oxidation of a former sulphide enrichment blanket consisting mostly of brochantite and chrysocolla. A large pyrite halo developed in the hanging wall, now oxidised to form limonitic leached cap, containing some low grade copper wad rich irregular zones. Mineralization and concentration of copper are controlled by fracture density. The deposit is cross cut by late, post mineral dykes and sills.

Exploration Status

Before the drilling that led to the discovery of Marimaca in the first half of 2016, the work carried out was only a few indicative samples of rock and geological reconnaissance. These works were performed as part of the due diligence prior to the option agreement, in late 2014 and part of 2015. In the last year geochemical sampling of rocks on a regular grid of 100 x 100 m, covering the surface of the property and the topographic survey and aerial images taken with UAV and drones were added.

The exploration was conducted by Coro with the primary purpose of exploring for mineral resources. Work will now be focused on the known mineralization, by improving the quality of the resources and expanding them.

From the first semester of 2016, Coro invested more than US$1.5 million in exploration to delineate mineral resources, primarily surrounding the Marimaca small open pit, then to the north and south. The information from that program was used to define the current base of measured, indicated and inferred copper oxide resources.

Building on this exploration success, an exploration program is planned for the 2017 period, targeting an infill and the lateral extensions of the investigated areas. The planned exploration program includes around 15,000 metres of core and RC drilling at an estimated total cost of US$2 million. The mineral potential targeted by the proposed exploration program is estimated to improve 50% of Indicated resources to measured resources and 70 % tonnes of inferred to indicated resources. The range of tonnage and grades expected from the results of the proposed exploration program are estimated from the recent exploration results. The reader is cautioned that the potential quantity and grade estimates expected from the proposed exploration program are conceptual in nature. The exploration potential of the Coro properties is good. NCL is of the opinion that aggressive exploration programs must continue to expand and improve the resources.

Drilling, Sample Preparation, Analyses and Security

Mineral Resources are derived from the 2016 drill program where Coro drilled 6 core and 54 RC holes in and around the Marimaca old workings. The drilling and sampling procedures are consistent with generally recognized industry best practices. NCL concludes that the samples are representative of the source materials and there is no evidence that the sampling process introduced a bias.

Analytical samples for the Marimaca mineral resources were prepared and assayed in Geolaquim Laboratory in Copiapo, certified for copper analyses. Conventional preparation and assaying procedures are used. Copper is analyzed by multi acid digestion and atomic absorption spectroscopy (AAS). Specific gravity was systematically measured on 184 core samples of the DDH campaign.

Coro implemented analytical quality control measures, consistent with generally accepted industry best practices. The analytical quality control program includes the use of control samples inserted with all samples submitted. The analytical quality control data was routinely monitored.

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In the opinion of NCL, the analytical results are free of apparent bias. The sampling preparation, security, and analytical procedures used are consistent with generally accepted industry best practices and are therefore adequate to support the mineral resource estimation.

Mineral Processing and Metallurgical Testing

Coro is carrying out preliminary metallurgical analysis testing to predict its processing performance in terms of metal recovery to SXEW. Four types of leachable copper oxide mineralization were identified in logging and were modelled separately in the resource estimation:

•	Brochantite/Atacamite

•	Chrysocolla

•	Copper wad and black oxides

•	Mixed oxides and Enriched

At the time of preparing this report, the column tests are in progress. Nevertheless, prior column tests, from open pit samples, returned 75-85% Cu recovery and 20-40 kg/t net acid consumption.

Mineral Resource Estimates

The mineral resources discussed herein are based on information from 60 core and RC drill holes, stored in a secured central database, and were evaluated using a geostatistical block modelling approach. Separate models were prepared for the Marimaca geological estimation units. Only leachable oxides and mixed material are included in the estimation.

NCL reviewed and audited the different sets of sections and produced 3D solids of each estimation geological unit and in the opinion of NCL the resource evaluation reported herein is a reasonable representation of the mineral resources found at Marimaca at the current level of sampling. The mineral resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines and are reported in accordance with National Instrument 43-101. The consolidated mineral resource statement for the Marimaca deposit is presented in the table below. All figures in the table are rounded to reflect the relative accuracy of the estimates.

Pit-Contained Resource Estimate

This work is a resource estimate only. According to the standard of the 43-101 instruments, in the case of open pit projects it is necessary to consider an optimized open pit with actual and local parameters. The estimate is included in a Whittle optimized pit, for which technical and economic parameters are shown in the table below:

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Project Infrastructure

At the time of preparing the Marimaca Technical Report, there is no specific infrastructure developed for Marimaca. The project has a good location and vicinity, and initially is expected to be developed within constraints of existing infrastructure in the surroundings, in particular power and water.

Conclusion and Recommendations

A team of independent consultants, under the leadership of NCL, was retained by Coro to visit Marimaca the second week of December 2016, inspect the project, review and audit the data and estimate the mineral resource. NCL examined the different sources of input information: raw data (QA/QC), exploration, geology and mineral modelling estimation units. The purpose of the investigation was to estimate the Mineral Resource, in compliance with generally recognized industry best practices and report them according to Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

NCL carried out a resource estimation of the Marimaca Project, resulting in the estimation of measured, indicated and inferred resources, plus some potential mineralized rock. For a Cutoff grade of 0.2% CuT, the resources inside an optimized pit envelope are 21.5 Mt @ 0.68 CuT of measured + indicated and 18.8 Mt @ 0.53% CuT inferred resources. Based on the 2016 mineral resources estimation, the project is expected to continue under exploration during 2017.

Since 2016, aggressive exploration in Marimaca has defined oxides mineralization zones amenable to open pit mining and presents very good opportunities to expand the mineral resources and extend the life of the project. In this context, NCL recommends to continue the implementation of the exploration program proposed for 2017 (US$2 million). The regional exploration potential of the exploration properties remains good. Regional exploration targeting should be reviewed, including the use of high resolution geophysical data to enhance exploration targeting.

The technical information on Marimaca attests the high overall quality of the exploration and design work completed by site personnel. NCL examined the data, the exploration, and the geology modelling and produced the mineral resource estimates of Marimaca. On the basis of this work, NCL concluded that the models, mineral resources and statements for Marimaca in January 2017 are appropriately categorized and free of material errors. Other than disclosed in this Marimaca Technical Report, NCL is not aware of any other significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the Marimaca Project.

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Information Regarding the SCM Berta Property

To satisfy the reporting requirements of Form 51-102F2 with respect to the SCM Berta Property, the Company has incorporated the Updated Berta PEA by reference and reproduced the summary from the Updated Berta PEA below. The following information in this section is summarized or extracted from the Updated Berta PEA, which was prepared by Sergio Alvarado in accordance with the requirements of National Instrument 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are set out only in the full Updated Berta PEA, which is incorporated by reference into this AIF. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Updated Berta PEA which is available for review on the SEDAR website at www.sedar.com.

Introduction

Coro, through its subsidiary SCM Berta (“SCMB”) retained the services of Geoinvestment SpA (“Geoinvestment”) to prepare a mineral resource estimate, PEA and Technical Report, covering its Berta copper property, located in the III Region, Chile. Geoinvestment is aware that this report is intended for disclosure to the Toronto Stock Exchange, where Coro is listed, giving support to the News Release published on June 16th 2015. The mineral code followed in this report is the Canada Institute of Mining (“CIM”) code, 2014 Edition, and this report follows the recommendations of National Instrument 43-101.

Sergio Alvarado, BSc (Hons.) Geology, member of CIM, The Chilean Mining Commission (“CMC”) and The Chilean Mining Engineers Institute (“IIMCh") was responsible for the overall preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects and in compliance with Form 43-102F1.

In preparing this report, Geoinvestment relied on reports, studies, maps, databases and miscellaneous technical papers listed in the References section of this report. Additional information and data for Geoinvestment’s review and studies were obtained from SCMB on site or at Coro´s Santiago office.

Ownership

Coro owns all of the shares of Minera Coro Ltda. (“MCC”). MCC beneficially owns 65% of Sociedad Contractual Minera Berta (“SCMB”) (a company incorporated under the laws of Chile on June 4, 2013).

On June 13, 2011 Coro announced that its subsidiary MCC had reached an agreement with a local owner for 506 ha of pending measured and measurable concessions, all registered and in good standing, that protect the main part of the project. The terms of the option were renegotiated in May 2013 reducing the total payments from $6.0 million to $4.0 million for the introduction of a 1.5% NSR on any copper oxides; and further again in 2014 by deferring the $2.5 million and providing a financing option for the final payment due in August 2015. The 2014 amendment also allowed for the deposit to be mined after the payment on August 2014. The financing option allowed for the August 2015 payment to be divided into eight quarterly payments of $281,250 plus interest accruing at LIBOR. In 2015, the Company exercised the option and elected to pursue the financing option. As at December 31, 2017, all of the eight quarterly payments have been made.

Concession Terms

	Current Terms	Status
On June 10th, 2011	US$ 200,000	Paid
On June 10th, 2012:	US$ 800,000	Paid
On June 10th, 2013:	US$ 500,000	Paid
On August 14, 2014	US$250,000	Paid
On August 14, 2015	US$ 2.25 million(1)	Paid
TOTAL	US$ 4.0 million
An NSR of 1.5% on all copper oxides and sulfide production and its by-products

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(1) The Company elected to finance the $2.25 million payment and agreed to pay eight quarterly installments of $281,250 plus interest accruing at LIBOR. As at December 31, 2017, all of the payments have been made.

Additionally to adequately protect the area of interest, Coro has registered approximately 2,400 ha exploration concessions, named Berta 1 to Berta 8. All concessions are valid according to the Chilean Mining Code. Apart from the option payments and the NSR derived from its execution, no other payment obligations exist on the properties that protect the project. SCMB have already negotiated 15 lps water rights from the CODELCO Pampa Austral tailings dam which can be used any time from June 2015.

On May 7, 2013, MCC signed a Letter of Intent with ProPipe SA (“ProPipe”) whereby ProPipe may earn up to 50% of the shares in a new company called SCMB, formed on June 4, 2013, by completing a series of payments, work commitments and project financing, thereby earning percentages of that company as follows:

•	Making the US$500,000 option payment due on 10th June 2013: (10% earned).

•	Completing and filing an Environmental Impact Declaration by 30th July 2013: (3% earned).

•	Completing a NI43-101 compliant PEA by September 30th 2013: (5% earned).

•	Obtaining and structuring project financing on non-recourse basis, at market conditions, with funds available within 6 months of completion of the PEA, for a minimum of 70% of the project cost, including a cost overrun facility, as determined in the PEA. In the event that this financing is for 100% of the project cost, ProPipe will earn 32% of SCMB, for a total shareholding of 50%. If the financing is between 70% and 100% of the required funding, ProPipe will earn a pro-rata shareholding in SCMB. At the minimum 70% level, they would earn 22.4% of SCMB, for a total shareholding of 40.4%. In the event that less than 100% funding is received, ProPipe have the right to earn the corresponding shareholding for the percentage difference in funding, or to assign their right to do so to a third party on the same terms. In the event that they do neither, they must complete such additional work and reports as required by Coro by March 31st 2014, for Coro to obtain the financing required and thus earn the corresponding shareholding.

•	In the event that ProPipe does not arrange a minimum of 70% project financing, they must complete a NI 43-101 compliant DFS for the project by 31st March 2014, and by so doing, will earn an additional 7% shareholding, for a total shareholding of 25% in SCMB. Coro and ProPipe will then seek project financing on a pro-rata basis

•	ProPipe will be Operator during the development and construction of the project, thereafter the Operatorship will alternate every 2 years.

•	The dates shown above for completion of the various project earn in stages were subsequently extended by mutual agreement of the parties.

ProPipe paid the $500,000 option payment due on 10th June 2013 and earned a 10% interest in SCMB. It also earned a further 3% for completion and submission of the Environmental Impact Declaration on November 7th 2013, and approved in October 2014. In conjunction with the ProPipe agreement, in June 2013, the underlying option agreement with the local owner was transferred from MCC to SCMB, together with the Berta 1-14 exploration claims. The shareholder’s agreement between ProPipe and MCC has been executed, and ProPipe’s interest in SCMB is currently 35%.

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History and Exploration

There is abundant evidence of superficial copper mineralization in the area; however the oldest mining was directed to the exploitation of superficial narrow Au veins, with copper mining limited to minor exploitation. There is no history of these mining properties prior to Mr. Oscar Rojas Garin’s acquisition during the late 1980's. The exploitation at a small-scale mining level was extended to mechanized extraction during the 1980's and 90's, through the development of small open pits and declines. According to the existing information (Guiñez and Zamora, 1998) in 1995 a mining company, developed the Gemela and Carmen oxide bodies producing more than 100,000 t of ore at an average grade of 1.68% CuT. If the exploitation of three other small bodies (Salvadora, Berta, San Carlos) is included, the total ore extracted at Berta approximates 200,000 t at 1.5% CuT.

Outokumpu (Outokumpu Explorations, 1994) carried out geological, geochemical and geophysical exploration between March and September 1994, completing 48 short air track (DTH) holes and 7 reverse circulation (RC) holes for a total of 2,216 m. These results did not meet Outokumpu minimum target size and therefore the area was returned to the owner.

In 1997 the area was optioned by Mantos Blancos S. A. a subsidiary of Anglo American PLC (Guinez and Zamora, 1998). During September - December 1997, the area was geologically mapped and, geochemical and geophysical (IP) surveys completed; 42 RC drill holes were completed totaling 4,942 m, and some bulldozer trenches were also dug. The project was deemed not to meet Mantos Blancos’ criteria and it was returned to its owner.

In 2005 the properties were optioned by Texas T Minerals through its Chilean subsidiary Faro S.A., then later transferred to Grandcru Resources, which initiated exploration works in October 2006 (Adkins, 2008). All previous work was verified and additional exploration carried out, including; geochemistry with new measurements of Cu and Mo content taken from trenches and pits, using a Niton portable XRF equipment; geophysics, consisting of ground magnetometry and radiometry; additional trenching; and finally 9 DDH holes were drilled for 3,311.40 m, with depths between 87 to 932 m. The objective of Grancru’s program was to demonstrate the presence of a porphyry system beneath the breccia and/or other non-outcropping breccia bodies. Results were not considered sufficiently attractive to justify the option payments, and the property was returned to its owner.

In June 2011 the properties were optioned by Coro through its Chilean subsidiary MCC. Since then, the potential for Cu (Mo) porphyry style mineralization in the area has been explored via the generation of a topographic base through restitution and ortho-rectification of images with topographical control; geological mapping of outcrops and trenches at 1:2000 scale; systematic rock and soil geochemistry; geophysical studies (IP); and the three successive campaigns of RC drilling totaling 92 drill holes for 18,908 meters. The first two phases of drilling (24 holes: 4,360 m and 32 holes: 10,520 m) were aimed at the exploration of the porphyry system and the third (36 holes: 4,028 m) to provide sufficient information for a resource estimate. Collection of samples from drill core, pit walls and trenches for metallurgical test work was also undertaken.

Geology and Mineralization

At Berta the evidence for an alteration-mineralization system with Cu and Mo extends over an area of approximately 2.3 km by 1 km, oriented NNE. The elongation of the area is clearly controlled by the Chivato Fault Zone (ZFCH), limiting the mineralization to the W. Notable differences in the geology and alteration-mineralization styles permit the separation of the area into three sectors: Berta Norte, Berta Central and Berta Sur.

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Wall rocks comprise tonalite (TON) of medium-coarse equigranular texture, intruded by at least two varieties of porphyry with similar composition: namely, a “Crowded” porphyry (PTC) and a “Fine” porphyry (TFP). The first is volumetrically more abundant, cuts the tonalite showing porphyritic to equigranular textural variations, while the Fine type is younger. Igneous breccia (BXI), with various types of intrusive fragments, semi-rounded in a porphyritic matrix, and hydrothermal breccia (BXH), with angular monomictic clasts, open spaces and sulfide cements, cut the tonalite and Crowded Porphyry, but seem to pre-date the Fine Porphyry.

A NNE elongated belt of tonalite about 1 to 1.5 km wide, is bounded by foliated volcanic rocks, Cretaceous in age to the W and Jurassic to the E. However, these volcanic rocks do not host significant mineralization, except occasional narrow Au veins. Previous geological maps (Outokumpu, 1994, Guiñez and Zamora, 1997) did not recognize rocks with porphyritic textures and in general, only two belts were distinguished; "Fine textured Granodiorite" to the E and "Coarse textured Granodiorite” to the W. Coro mapping has distinguished both at surface and in drilling the porphyry varieties described above and the contact relationship between them, and with the tonalite wall rock.

The most relevant structure corresponds to ZFCH, which can be traced NNE along the western boundary of the area, where it displaces foliated intrusive and volcanic rocks in a belt approx. 50 m wide. A zone of foliated volcanic rocks, 20 to 60 m wide is also mappable along the E contact of the tonalite body with the Jurassic volcanic rocks. NW oriented faults displace the ZFCH as well as the belt of foliated rocks to the E.

A D type vein system, with sulfide filling and a sericitic halo and a predominant NW strike is recognized in Berta Norte. This can be observed at surface in several trenches, with dominant red limonite leached filling, and showing some fault planes parallel to the veins. In the northern part of Berta Central, some of these veins have been determined to have an E-W strike. The breccia bodies also exhibit control by faults varying from E-W in a large part of the Berta Central area to ENE in Berta Sur. As with the D type veins, these structures are pre-mineral.

The development of K-feldspar – biotite ± magnetite ± sericite is the most common alteration at Berta. For descriptive purposes this is named "background potassic alteration". Its intensity increases with further development of K-feldspar as igneous breccia cement and as a strong replacement of the crowded porphyry and tonalite surrounding the breccias. The sericite is preferentially developed in D type veins environment and shows greater development in the Berta Central and Norte areas. Muscovite development is found in some breccia bodies, especially at depth and in general in breccias located towards the western boundaries. Chlorite and variable sericite are best developed in porphyries and breccias, and in the best mineralized areas, the alteration contains "green grey sericite" and is characterized by the absence of magnetite, explaining why magnetic lows coincide with the mineralization. Propylitic halos with abundant chlorite and pyrite are better developed in the northern area. Within the marginal foliated rocks, especially in the west side along the ZFCH, the rocks are strongly replaced by biotite-magnetite, with some albite and actinolite. These minerals also occur as variations of background potassic alteration around the breccias in Berta Sur.

The primary mineralization consists of chalcopyrite with minor variable content of bornite. There is abundant molybdenite in some sectors but with no obvious relationship to Cu sulfides. Mineralization preferentially occurs as breccia filling and cement, to a lesser extent in veins and occasionally in veinlets. Pyrite is very poorly developed in areas of best mineralization, with greater occurrence in the northern part of Berta Central and especially in Berta Norte, where it constitutes the main filling of D type veins. Along the ZFCH, chalcopyrite occurs associated with magnetite mineralization. There is an ore-alteration zonation from N to S, with a propylitic border and development of veins and breccias containing pyrite ≥ chalcopyrite (molybdenite) and halos of pervasive replacement of sericite in the north, to a domain of background potassic alteration and mineralization in breccias surrounded by a crackled zone, with chalcopyrite (molybdenite, less bornite) pyrite alteration grading outwards to albite-actinolite in the south. The western boundary is dominated by breccias with muscovite containing only rare Cu mineralization and biotite-magnetite zones with some chalcopyrite that can be traced along the ZFCH. This zoning is also related to a greater abundance of porphyritic rocks toward the central and southern areas and to changes in style and orientation of structures from NW to E-W and, finally, ENE in Berta Sur. The distribution of limonite at surface shows a direct relationship with alteration as well as with relative abundance of sulfide: yellow to yellow-reddish color predominates in the northern part related to the greater development of D type veins and sericitic alteration, while goethite and scarce jarosite make up the leach cap in the central and southern areas. In situ leaching and oxidation of the sulfides has produced a zone of copper oxides of variable thickness ranging from 30 to 120 m, generated in an environment of scarce pyrite and in poorly reactive rock. It is composed of simple green Cu oxides ores, with predominant chrysocolla, and black oxide (mixtures of wad type), very low clay content, and limonite and predominant goethite. Only in some breccia bodies, mainly those located along the eastern boundary, is there limited development of supergene enrichment with chalcocite thicknesses of 2 to 10 m, invariably oxidized to a combination of hematite, “almagre” and cuprite.

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The geology, mineralization and alteration of Berta Sur, corresponding to the sector of the project subject to the initial resource estimate completed in December 2012, comprises an area of 600 x 450 m evaluated according to a grid aligned 340°, perpendicular to the trend of mapped structures and after determining the orientation of mineralized bodies to be 060°. The Cu oxide mineralization is exposed on a 15 m high hill with gentle slopes, being flanked to the N and S by E-W and SW oriented creeks. This mineralization has not been previously mined and its exposure has been aided by trenches dug by Outokumpu, Mantos Blancos and Grandcru.

Berta Central occupies an area of 450 x 500 m. Most of the mineralization outcrops and a part of it have been mined out by artisanal miners. Greater than 1% Cu copper oxide mineralization occurs related to igneous-hydrothermal breccias hosted by tonalite and crowded tonalitic porphyry and cross cut by dykes of barren Fine Tonalite Porphyry. At least eight mineralized breccias bodies were modeled from NW-SE trending, 50 m spaced vertical sections using previous (Outokumpu, Mantos Blancos and Grandcru) and Coro drill hole data. Mapping and sampling from some open cuts and underground workings as well as from some surface trenches was also digitized and incorporated into the data base.

Metallurgy

A mineralogical and chemical characterization and metallurgical leaching test work was undertaken by Geomet, an independent laboratory in Santiago, Chile for samples from Berta Sur. A second column test work program was completed at the Hydrometallurgical Lab of the Universidad de Santiago of Chile Metallurgical Mining Engineering Department (USACH) for samples from Berta Central.

The first campaign at Geomet was performed with the objective of defining the main process variables, such as copper recovery and acid consumption. For the metallurgical tests, Coro selected three composite samples from Berta Sur, denominated as A, B and C with approximate CuT grades of 0.80%, 0.60% and 0.40%, respectively.

Based on these composites, Geomet performed the metallurgical program designed to obtain mineralogical and physical characterization, preliminary metallurgical test and column leaching test for the three composite samples at two granulometry levels of 100% - 1” (P80 = 19 mm), and 100% - ½” (P80 = 9 mm), as follows:

1.	Physical Characterization: This characterization stage comprised: granulometry and humidity analysis at sample reception, specific gravity, and bulk density.

2.	Mineralogical characterization: Each sample was characterized from a mineralogical point of view, by means of optical microscopy, determining the constituents of ore and gangue.

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3.	Preliminary metallurgical test: Preliminary tests were performed, with the objective of obtaining leaching metallurgical parameters, in order to establish the most appropriate experimental conditions for larger scale testing (pilot leaching columns) such as: contaminants determination test, Iso-pH test and Sulfation test.

4.	Column leaching test: In order to obtain the first metallurgical conceptual engineering level parameters, leaching tests in 4” diameter (100 mm) and 2 meter high columns, for each of the grain sizes, were performed. The irrigation rate was 10 l/hrm[2]. Each test was performed in duplicate; therefore, it was required to set up twelve columns in total. Tests were irrigated until completion of the leaching rate of 2 m3/t, equivalent to 25 leaching days; including daily analysis for Cu, FeT and H+, during the first eight days, then on an every other day basis, until the completion of irrigation. Thus, for each leaching test 18 samples were taken for kinetic evaluation, including the final drain solution. In order to validate the contaminant elements kinetics, weekly composites were taken and assayed by Inductively Coupled Plasma (ICP) (three in each test).

The most relevant conclusions from the completed study are as follows:

•	Material from Berta Sur deposit presented a CuT grade of 0.83% for composite sample A, 0.63% for sample B and 0.39% for sample C.

•	The average solubility of the three samples by the sulfuric acid method was 70.1% for composite A, 50.8% for composite B and 37.6% for composite C.

•	The average solubility of the three composites by the citric acid method was 55.4% for A, 14.5% for B and 24.8% for C.

•	The solubility rates with ferric and sodium bisulfite agent were only performed on composite B, given that it approximates the average grade of the Berta Sur resource. The average solubility rate in ferric environment was 54.5%, while in bisulfite it was 59.5%.

•	The fact that the solubility maximizes while using sodium bisulfite (reduction agent), is an indicator of the presence of copper oxides species corresponding to copper wad (CuOMnO2).

•	The head sample mineralogical characterization confirmed that copper wad was a major component of the oxide copper species present.

•	Results from Iso-pH tests, in terms of total copper extraction were 73% for composite A, 69% for B and 55% for C.

•	Net acid consumption from Iso-pH tests were 15.0, 13.8, and 13.0 kg/t, in composites A, B and C respectively, equivalent to rough gross acid consumptions of 22.3, 19.7, and 15.4 kg/t, respectively.

•	In terms of chemical kinetics, composite A has the fastest dissolution velocity, followed by B and finally C. Furthermore, composites B and C have kinetic similarities, but they differ greatly from A.

•	Sulfation tests showed doses of 17 and 23 for composite A; 12 and 8 kg/t for composites B and C, respectively. Only composite A should use different doses for P80 of ¾” and ⅜”.

•	In the column leaching tests, the highest copper extraction levels (78-73%) were from composite A P80 ¾” as well as ⅜”, and B P80 ⅜”. A lower extraction level (61-65%), was for B P80 ¾” and C ⅜”. Finally, the lowest extraction level (55%) was from sample C, P80 ¾”.

•	Extraction kinetics were identical for each grain size of composite A.

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•	Composite B shows a distinct difference between each grain size tested (P80 ¾” and ⅜”), reaching a difference of 11 points, in terms of copper extraction percentage, at the end of the leaching period.

•	Composite C also shows a difference between both sizes, reaching 5.2% difference at the end of the leaching period.

•	Net acid consumption varied between 19.0 kg/t (Composite A) and 22.3 kg/t (Composite B).

In order to compare the results obtained by Geomet, representative samples from the Berta Central deposit were extracted and leaching test work was performed at the Hydrometallurgical Lab of the Universidad de Santiago of Chile Metallurgical Mining Engineering Department.

According to field studies, Berta Central’s mineralogy is similar to that of Berta Sur, tested by Geomet.

Three tests in two meters columns were performed, with the same dimensions as the utilized by Geomet, but with columns’ feeding granulometry of 100% -1/2”. The sulfuric acid curing dose was 10 kg/t for 24 h at a specific flow of 10 l/hm2.

Given that the sample extracted from Berta Central has a head grade of 1.4% CuT and 1.1% CuS that consumes more sulfuric acid for its higher copper content, it was decided to perform tests at 10, 15 and 20 g/l of sulfuric acid concentration in the leaching solution. Results showed a kinetic behavior very similar to that observed by Geomet, for which the Berta Central minerals are technically feasible to leach, with metallurgical results similar to the achieved by Geomet for Berta Sur, apart from the head grade differences on the samples used for the test work.

The table below shows a comparison between the metallurgical results obtained by Geomet using the material from Berta Sur and those obtained by USACH treating material from Berta Central. These results corroborates that Berta Sur and Berta Central have a similar metallurgical behavior. For Berta Central’s higher grade material, a higher sulfuric acid dose can be added in curing that will result in better metallurgical results.

Table 1: Metallurgical Column Test Work for Berta Sur & Berta Central

Column	Sample Location	Head assays		Theoretical % Sol	Actual		Days	NAC kg/t
		% CuT	% CuS		Rec CuT	Rec CuS
P80 3/8" Comp A Geomet	BDH07-07 Drill Core (Berta Sur)	0.84	0.59	70	91.0	130	26	21
P80 3/8" Comp B Geomet	Surface trench, partially leached (Berta Sur)	0.66	0.36	55	68.0	126	28	24
P80 3/8" Comp C Geomet	Surface trench, partially leached (Berta Sur)	0.38	0.14	37	56.0	150	28	22
P80 1/2" (10 g/L H2SO4) USACH	Berta Central	1.40	1.10	79	51.5	66	28	22
P80 1/2" (15 g/L H2SO4) USACH	Berta Central	1.40	1.10	79	80.0	113	28	20
P80 1/2" (20 g/L H2SO4) USACH	Berta Central	1.40	1.10	79	87.0	120	28	28

Table 1 shows that the recovery of soluble copper exceeds 100% in all but one of the columns. This is due to the presence of black oxides in (copper wad?) minerals that did not report to the soluble copper assay during analysis, but is recoverable over the period of the column tests. The columns were stopped at 28 days before the recovery curves went asymptotic. Based on the results of this column test work and the soluble copper component of the deposit from drill hole assays, SCMB estimates that a recovery of 78% of the total copper in the heap leachable material should be achievable in the 60 day leach cycle contemplated for the operation. The ROM material averages 0.20%CuT and 0.12%CuS, and recoveries are estimated to be 75% of the soluble copper which is equivalent to 45% of total copper. This estimate takes into account the proposed blasting pattern of a 5x5m grid on 5m high benches which should result in a grain size slightly better than that from a first stage crusher. Leaching will take place on 7m high pads without liners between lifts, which should also result in additional recovery over time. Benchmarking against other dump leach operations in Chile indicates that they achieve recoveries of between 40 and 50% of total copper.

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Mineral Resources Estimation

The mineral resources described are located in mining claims originally optioned to MCC and transferred to SCMB, which has rights to acquire 100% of the property. The acquisition of the property is contingent upon making the underlying option payments.

The geology of the Berta Sur and Berta Central deposits are reasonably well understood, in terms of genesis, mineralization controls and structure. Copper oxide mineralization extends to depths of 30 to 100 m with mineralization outcropping at surface and with effectively no overburden. It also has a simple mineralization and gangue mineralogy, excellent response to leaching and fairly continuous Cu grades and sharp contacts with low-grade margin mineralization.

To separate the zones with different statistical behavior, solids were constructed to represent two mineralization types: Oxide Body and Low Grade Oxide Body. Metallurgical test considered copper grades for both types of mineralization.

This Berta report model is based on 22,213 m of drilling, mainly reverse circulation (RC) and mostly drilled by MCC in three stages completed during 2011 and 2012. Other drill holes included in the resource estimate were completed during the 1990’s by Mantos Blancos and Outokumpu and diamond drilling completed by Grandcru in 2006 and 2007. Drilling and sampling procedures, sample preparation and assay protocols for all the drilling campaigns were generally acceptable and that available information was used in the resource evaluation without limitation.

The resource estimate was completed at a variety of total copper (%CuT) grades, as shown on Table 2

Table 2: Resource Estimate

Berta Project Resource Estimate
Zone	Cutoff	Measured			Indicated			Measured & Indicated			Inferred
		Kt	%CuT	%CuS	Kt	%CuT	%CuS	Kt	%CuT	%CuS	Kt	%CuT	%CuS
Berta Sur & Central	0.10	16,498	0.34	0.34	8,653	0.23	0.14	25,150	0.30	0.20	4,845	0.24	0.15
	0.15	13,275	0.39	0.39	5,780	0.27	0.18	19,055	0.36	0.24	3,249	0.30	0.20
	0.20	10,487	0.45	0.45	3,336	0.35	0.23	13,822	0.43	0.29	2,039	0.38	0.25
	0.25	8,355	0.51	0.51	1,961	0.44	0.30	10,316	0.50	0.35	1,402	0.45	0.31
	0.30	6,791	0.56	0.56	1,289	0.52	0.36	8,080	0.56	0.39	932	0.53	0.37

Berta Sur	0.10	10,972	0.32	0.32	4,423	0.18	0.11	15,394	0.28	0.18	2,105	0.18	0.11
	0.15	8,853	0.37	0.37	2,800	0.21	0.13	11,653	0.33	0.22	1,296	0.22	0.13
	0.20	6,892	0.42	0.42	1,332	0.26	0.16	8,225	0.39	0.27	720	0.26	0.16
	0.25	5,385	0.47	0.47	561	0.31	0.20	5,946	0.46	0.32	343	0.29	0.18
	0.30	4,288	0.53	0.53	261	0.36	0.24	4,549	0.52	0.36	127	0.33	0.21

Berta Central	0.10	5,526	0.38	0.38	4,230	0.27	0.17	9,756	0.33	0.22	2,740	0.29	0.19
	0.15	4,422	0.45	0.45	2,980	0.33	0.22	7,402	0.40	0.27	1,953	0.35	0.24
	0.20	3,594	0.51	0.51	2,003	0.41	0.27	5,598	0.47	0.33	1,318	0.44	0.30
	0.25	2,969	0.57	0.57	1,401	0.49	0.34	4,370	0.55	0.38	1,059	0.50	0.34
	0.30	2,503	0.63	0.63	1,028	0.56	0.39	3,531	0.61	0.43	805	0.57	0.40

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Geoinvestment considered the basis for determining the reasonable prospects for eventual economic extraction of the Berta Sur and Central resources by completing a series of pit optimizations using the Lersch & Grossmann algorithm based on the following technical and economic parameters; mining cost of $2.09/t, processing Cost of $4.74/t, SXEW cost of $0.102/lb, G&A cost of $0.045/lb, sales & marketing cost of $0.041/lb, metallurgical recovery of 80% (based on results obtained from the metallurgical test work), inter ramp pit slope of 50°, and a variety of copper prices. For a base case using a $3.00/lb copper price, and a 0.1%CuT cut off grade, the optimum pits were determined to contain Measured and Indicated Resources of 17.6 million tons at a grade of 0.37%CuT and an overall stripping ratio of 0.49:1, as detailed in Table 3 below.

The results are depicted in Table 3 below.

Table 3: In Pit Resources based on $3/lb Cu, 0.1% CuT cutoff

Berta Project in Pit Resource
Zone	Pit	Measured			Indicated			Measured & Indicated			Waste	Strip
		kt	%CuT	%CuS	kt	%CuT	%CuS	kt	%CuT	%CuS	kt	Ratio
Berta Sur	Berta Sur	8,929	0.35	0.23	1,427	0.19	0.11	10,356	0.33	0.21	2,609	0.25
Berta Central	Trinchera-Salvadora	2,242	0.48	0.30	527	0.47	0.29	2,769	0.48	0.30	2,499	0.90
	Carmen-Gemela	982	0.51	0.36	562	0.38	0.26	1,544	0.47	0.32	1,852	1.20
	Nueva	219	0.43	0.29	295	0.34	0.22	514	0.38	0.25	375	0.73
	Berta II	853	0.37	0.24	150	0.36	0.23	1,003	0.37	0.24	572	0.57
	Chico	900	0.30	0.18	518	0.25	0.14	1,418	0.29	0.17	762	0.54
Berta Sur & Central	Total	14,125	0.38	0.25	3,479	0.29	0.18	17,604	0.37	0.23	8,669	0.49

This Updated Berta PEA is further optimizing the project using the new operating parameters shown in Table 4. Mine plan also assumes a first phase using a variable cut-off grade in year 1 of between 0.60% and 0.70%CuT, in order to maintain a constant feed to the existing Nora crusher for a period of 11 months, thus postponing part of the capital investment until year 2 of operations. A total of 0.4mt at 0.83%Cu will be mined and trucked to the Nora plant while 1.2mt of lower grade heap leach material and 0.6mt of ROM will be stockpiled for processing in year 2. In addition, the Nora plant will reprocess some spent minerals stockpiles (“Ripios”) from the previous 2009-12 operation at a rate of ~30 tpm of copper cathode during Phase 1 as described in section 17.1.4 of the Updated Berta PEA.

In Phase 2, after eleven months, considers all the copper oxide material from the open pits will be treated through a heap leach process with capacity of 1 million tonnes of mineral per year (including crushing, agglomeration and permanent pads), and the processing of 1.2 million tonnes per year of Run of Mine (ROM) material directly onto dump leach pads.

Table 4: Design Criteria and Mine Planning

Variable	BERTA	NORA	ROM
Mining Cost (USD/ton)	2.32	2.32	2.32
Hauling (USD/ton)	0.00	0.00	0.00
Processing Cost (USD/ton)	7.91	12.29	1.82
SX-EW Cost (USD/lb)	0.250	0.250	0.250
G&A (USD/lb)	0.090	0.090	0.090
Selling cost (USD/lb)	0.050	0.050	0.050
Recovery	78.0%	78.0%	45.0%
Selling Price	$3.00	$3.00	$3.00

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The final optimized pit contains 7.2 million tonnes @ 0.574%CuT of heap leachable material, 6.63 million tonnes @ 0.20%CuT of ROM and 7.1 million tonnes of waste, as shown below in Table 5 by sector. This represents a mining recovery of 89.4% of the heap leach resources and 38.8% of the ROM resources contained in the Berta resource estimate.

Readers are advised that more detailed engineering studies have not been completed for the Berta project and so the normal progression from PEA to Preliminary Feasibility Study to Feasibility Study has not been followed in respect of making a production decision. Therefore, investors are cautioned that no mineral reserves have been declared and the level of confidence in the resources, metallurgy, engineering and cost estimation is not at a level normally associated with a project reaching a production decision.

Table 5: Pit Optimization by Sector

Sector	HL Material	CuT%	CuS%	ROM	CuT%	CuS%	Waste	Total
Berta Sur	4.178.240	0,529	0,375	4.175.360	0,203	0,122	1.448.139	9.801.739
Trinchera-S	1.130.880	0,786	0,560	1.096.000	0,186	0,111	2.663.429	4.890.309
Carmen-G	786.240	0,588	0,422	314.880	0,196	0,117	1.931.798	3.032.918
Nueva	223.360	0,567	0,401	205.440	0,209	0,126	271.977	700.777
Berta II	509.760	0,522	0,367	308.160	0,204	0,123	434.526	1.252.446
Chico	395.200	0,492	0,343	533.440	0,196	0,117	434.770	1.363.410
Total	7.223.680	0,574	0,407	6.633.280	0,200	0,120	7.184.640	21.041.600

Mining and Processing

The Project contemplates an open pit mine to extract oxide material from the Berta Sur and Central deposits using mining contractors, followed by crushing, agglomeration and heap leaching of higher grade (>0.3%CuT) material and dump leaching of lower grade (0.1-0.3%CuT) material. The resulting PLS would then be transported by 6"-54kmpipeline to the Nora SXEW plant for recovery of copper cathode. Water and raffinate would be returned by 10"-54km pipeline from Nora to Berta. Overall material contained in the mine plan developed by Geoinvestment has 7.22 mt of heap leach material, with an average grade of 0.57% CuT and 6.63 mt of dump leach material with an average grade of 0.20%CuT. Annual average material movements represent a strip ratio of approximately 0.52:1 waste: mineral.

This Updated Berta PEA also considers a project Phase 1 using a variable cut-off grade in year 1 of between 0.60% and 0.70%CuT, in order to maintain a constant feed to the existing Nora crusher for a period of 11 months.

The Berta mine plan & cathode production schedule is shown on Table 6, below;

Table 6: Berta Mine Plan

Production Profile		Yr1	Yr2	Yr3	Yr4	Yr5	Yr6	Yr7	Yr8	Tot
Nora Crushed	Ton	399.258	-	-	-	-	-	-	-	399,258
	CuT%	0,83	-	-	-	-	-	-	-	0,83
	CuS%	0,61	-	-	-	-	-	-	-	0,61
	Rec%	80,97	-	-	-	-	-	-	-	31,0
	Cu Cathode, t	2.673	-	-	-	-	-	-	-	2,673
Ripios Line	Cu Cathode, t	315								315
Berta Crushed	Ton	84.932	1.002.740	1.000.000	1.000.000	1.000.000	846.925	1.000.000	828.737	6.763.334
	CuT%	0,55	0,51	0,55	0,50	0,51	0,79	0,61	0,48	0,56
	CuS%	0,39	0,36	0,39	0,35	0,36	0,56	0,43	0,34	0,40
	Rec%	0,79	0,78	0,78	0,77	0,77	0,78	0,79	0,77	0,78
	Cu Cathode, t	366	4.025	4.271	3.838	3.945	5.241	4.783	3.074	29.544
Berta ROM	Ton	109.353	1.537.653	1.163.006	975.679	598.340	490.499	470.580	603.613	5.948.725
	CuT%	0,18	0,20	0,21	0,19	0,19	0,19	0,21	0,20	0,20
	CuS%	0,11	0,12	0,13	0,11	0,11	0,11	0,13	0,12	0,12
	Rec%	45	45	45	45	45	45	45	45	45
	Cu Cathode, t	90	1.387	1.101	812	501	408	440	541	5.280
Total Cu	Cu Cathode, t	3.444	5.412	5.372	4.650	4.446	5.650	5.223	3,615	37.812
Stockpiled Material
Berta ROM	Ton	499.882	499.882	499.882	499.882	499.882	499.882	499.882	499.882	499.882
	Cu Cathode, t	490	490	490	490	490	490	490	490	490
Berta Leach	Ton	1.090.174	732.799	957.612	650.361	264.530	(0)	115.396	0	0
	Cu Cathode, t	4.036	2.281	2.922	1.896	742	0	330	0	0

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Infrastructure

At the Nora Plant, power supply will be obtained from the existing electrical grid through a local distributor EMELAT that has confirmed connection feasibility point to the existing power line. At the Berta mine site power will be supplied by 1.75Mw diesel generators.

Water will be sourced from the CODELCO owned Pampa Austral tailing dams, located 10km north of Nora Plant. The Berta mine site water requirement will be supplied by 10"-54km pipeline.

Sulphuric acid may be sourced from CODELCO´s Potrerillo smelter located 85km to the northwest of Berta mine site or from ENAMI´s Paipote Smelter located 110 km to the south.

Environmental and Social Issues

The Evaluation Commission of the Atacama Region of Chile, part of the Chilean Environmental Evaluation Service (in Spanish, “SEA”), has approved the EID of the Berta copper project and has emitted the corresponding Resolution of Environmental Qualification (in Spanish, “RCA”) on 14 October 2014. The RCA notification is in Annex 1 of Chapter 28 of the Updated Berta PEA. The corresponding RCA for the Nora SXEW plant was granted in July 31, 2008.

Economic and Financial Analysis

Operating Costs

Operating cost estimates reflect the current market environment in northern Chile for contract mining, crushing, sulphuric acid, power supply, cathode production by SXEW, and transportation of PLS and water, and are shown on Table 7 below. Principal operating cost components are sulphuric acid at $94/t and power at $222/MW for Berta (generators) and $117/MW for Nora (connected to grid).

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Table 7: Life of Mine Operating Costs

	$’000			$/lb
Operating Costs	Phase 1	Phase 2	LOM $m	Phase 1	Phase 2	LOM $m
Mining	2,653	38,700	41,353	0.40	0.50	0.50
Processing	5,478	71,334	76,811	0.83	0.93	0.92
Transport	2,276	2,942	5,218	0.35	0.04	0.06
G&A	1,143	7,762	8,906	0.17	0.10	0.11
Cash Costs C1	11,549	120,739	132,288	1.75	1.57	1.59

SCMB intends to complete the following capital expenditures in Phase 1:

Area No	Area Title	Total $’000	Phase 1 $’000	Phase 1 $’000	Rest of LOM $’000
10	Nora Plant Purchase and Start-up	5,761	6,467	219	-925
20	Berta Construction	6,375	-	6,375	-
30	Nora Expansion	1,324	-	1,324	-
40	Pipeline PLS & RAFF/WATER	3,773	107	3,666	-
50	Other Owner Cost	5,807	574	1,319	3,914
GRAND TOTAL		23,040	7,148	12,903	2,989

Pre-Financing Financial Analysis

The Project has been evaluated on both a pre-tax basis and after all Chilean taxes and a 1.5% royalty due to the Berta claim owner at a base case copper price of $2.80/lb and for sensitivity, at prices of $2.60/lb and $3.00/lb as shown on Table 1.9. The project economics contemplated by this Updated Berta PEA are summarized on Table 9- Summary Economics.

Table 8: Berta Economic Evaluation Summary

Cu Price	$2.60/ lb		$2.80/ lb		$3.00/ lb
NPV ($ millions)	Pre tax	After tax	Pre tax	After tax	Pre tax	After tax
5%	42.3	32.3	55.2	41.8	68.1	52.1
8%	35.1	26.8	46.4	35.2	47.7	44.3
10%	31.1	23.7	41.5	31.5	51.8	39.9
IRR	62%	56%	83%	75%	106%	98%

Table 9: Summary Economics

	Revised Mine Plan
	Phase 1	Phase 2	LOM
Copper Price	US$2.80/lb
Copper Production	2,988	34,833	37,821
Duration	11 months	7 years	8 years
Cash Costs	1.75/lb	$1.57/lb	$1.59/lb
CAPEX ($million)	$7.15	$12.6	$23.0(1)
Pre-tax:
NPV (8%)	$46.4 million
IRR	83%
After-tax:
NPV (8%)	$35.2 million
IRR	75%

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Readers are advised that more detailed engineering studies have not been completed for the Berta project and so the normal progression from PEA to Preliminary Feasibility Study to Feasibility Study has not been followed in respect of making a production decision. Therefore, investors are cautioned that no mineral reserves have been declared and the level of confidence in the resources, metallurgy, engineering and cost estimation is not at a level normally associated with a project reaching a production decision.

Recommendations

Sufficient metallurgical test work has been completed for a PEA. However, a detailed assessment of the mine plan and testing of specific samples based on the early years of production is recommended in Phase 1.

For Berta Central, which will be exploited towards the end of the mine life in this plan, further drilling is necessary to investigate if more HG material is available for continuing the strategy differing initial capital. Also test work is necessary to confirm the anticipated metallurgical performance.

There is some potentially available dump material within trucking distance of the Nora plant which should be evaluated as feed for the plant in early stage Phase 1 and when Berta is being developed.

An alternative to the diesel generators proposed for mine site power supply could include solar power generation, similar to those currently being built in the area, and this should be evaluated.

Despite the execution of initials agreements, it is recommended that SCMB should conclude a sulphuric acid contract with either of the smelters located in the region.

5.	dividendS

The Company has no fixed dividend policy and the Company has not declared any dividends on its common shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a company has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

6.	description of capital STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value of which, as of December 31, 2017, 651,929,511 common shares were issued and outstanding. The common shares do not carry any pre-emptive, subscription, redemption, retraction, conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

The holders of the common shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Company’s board of the directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

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7.	MARKET FOR SECURITIES

Market

The common shares of the Company are listed and posted for trading on the TSX under the symbol “COP”. The shares commenced trading on the TSX on July 10, 2007.

Trading Price and Volume

The Company’s common shares traded on the Exchange during the year ended December 31, 2017. The table shown below presents the high and low sale prices for the common shares and trading volume, on a monthly basis, on the Exchange for 2017.

Month	High $	Low $	Volume
January	0.18	0.145	3,130,503
February	0.20	0.16	5,258,547
March	0.165	0.14	2,743,778
April	0.155	0.13	1,815,129
May	0.14	0.12	1,756,429
June	0.125	0.10	1,461,514
July	0.125	0.10	834,646
August	0.14	0.11	1,603,537
September	0.135	0.115	1,334,656
October	0.13	0.10	3,134,438
November	0.115	0.085	4,258,870
December	0.125	0.095	2,886,687

8.	Escrowed securities aND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at December 31, 2017, the Company had no escrowed securities and securities subject to contractual restriction on transfer.

9.	Directors and Officers

Name, Occupation and Security Holdings

The name, province or state and country of residence, position and offices with the Company and principal occupation within the five preceding years for each of the directors and executive officers of the Company (as at the date of this AIF) are set out in the following table:

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Name, Municipality of Residence and Position with the Company	Principal Occupation or Employment for the Last Five Years	Director Since
Luis Tondo Santiago, Chile President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company from June 2017 to present; Chief Operating Officer of Grupo Minero Las Cenizas from September 2015 to June 2017; Business Development and Projects Manager, Grupo Minero Las Cenizas from January 2014 to August 2014; Consultant, from July 2013 to December 2013.	June 12, 2017
Colin Kinley(1)(2)(3) Kansas, United States Director and Chairman	Director and Senior Advisor, President and Chief Executive Officer of Kinley Exploration LLC from 2007 to present; President and Chief Executive Officer of Jet Mining Pty LLC from 2010 to present; Director of Excelsior Mining from 2010 to present; Director and Chief Operating Officer of Eco Atlantic Oil and Gas Ltd. from 2011 to present.	February 5, 2016
Alan J. Stephens West Sussex, United Kingdom Executive Director	President and Chief Executive Officer of the Company from January 2005 to June 2017; Executive Director of the Company from June 2017 to present.	January 5, 2005
Gordon Fretwell(1)(3) British Columbia, Canada Director	Self-employed Solicitor of Gordon Fretwell Law Corporation from 1991 to present.	June 10, 2009
Michael Haworth(1) (2) London, United Kingdom Director	Managing Partner with Greenstone Capital LLP since August, 2013.	February 5, 2016
Roderick J. Webster(2)(3) Western Australia, Australia Director	Chief Executive Officer of Weatherly International PLC (an integrated base metals producer) from July 2005 to June 2015; Director of Weatherly International PLC from July 2005 to present.	October 18, 2006
Damian J. Towns British Columbia, Canada Chief Financial Officer and Corporate Secretary	Chief Financial Officer of the Company since October 2006.	N/A
Marcelo Cortes Providencia, Chile Vice President, Project Development	VP Project Development since February 2010.	N/A
Sergio Rivera Santiago, Chile Vice President, Exploration	VP Exploration since November 2, 2011.	N/A
Naomi Nemeth Ontario, Canada Vice President, Communications	VP Communications since January 2017;previously provided investor relations and communications services to Dynasty Metals and Mining Inc. (April 2015 to June 2016), Sandspring Resources Ltd. (March 2014 to September 2015) and Banro Corporation (April 2011 to March 2015).	N/A

(1)	Member of the Company’s audit committee.

(2)	Member of the Company’s compensation committee.

(3)	Member of the Company’s corporate governance and nominating committee.

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Each of the Company’s directors is elected by the Company’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed.

Based on information provided by such persons, as of the date of this AIF, the directors and executive officers of the Company and its subsidiaries as a group beneficially owned, or controlled or directed, directly or indirectly, or exercised control or direction over 7,343,695 common shares of the Company, representing 1.1 % of the issued and outstanding common shares. Greenstone owns 414,085,522 common shares and is represented on the Board, by Michael Haworth, a Principal of Greenstone. If this shares are included the directors and executive officers of the Company and its subsidiaries as a group beneficially owned, or controlled or directed, directly or indirectly, or exercised control or direction over 421,429,217 common shares of the Company, representing 64.6 % of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of the AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement; or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Gordon J. Fretwell was a director of TSX-V listed Lignol Energy Corporation (“Lignol”) from January 2007 to May, 2015. Lignol went into receivership on August 22, 2014.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company or a subsidiary of the Company, its directors, officers, or other members of management of the Company or of a subsidiary of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company or a subsidiary of the Company.

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The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia).

10.	legal proceedings AND REGULATORY ACTIONS

Legal Proceedings

The Company or its subsidiaries is not a party, nor are any of the Company’s properties subject to any pending legal proceedings the outcome of which would have a material adverse effect on the Company. Other than the above, management has no knowledge of any material legal proceedings in which the Company may be a party which are contemplated by governmental authorities or otherwise.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the Company’s most recently completed financial year and up to the date of this AIF; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Company entered into with a court relating to securities legislation or with a securities regulatory authority during the Company's most recently completed financial year and up to the date of this AIF.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as noted below, none of the directors, executive officers or shareholders that beneficially own, control or direct, directly or indirectly, more than 10% of the Company’s shares, nor any associate or affiliate of the foregoing, has had no material interest, direct or indirect, in any transactions in which the Company has participated within the three most recently completed financial years or in the current financial year prior to the date of this AIF, which has materially affected or is reasonably expected to materially affect the Company.

As described in detail under the heading, “Financings and Corporate Matters”, Greenstone, the Company’s major shareholder, participated in private placements of common shares and convertible debentures during the previous three years.

12.	TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia, Canada and Toronto, Ontario, Canada.

13.	material contracts

Other than contracts entered into in the ordinary course of business, the Company is not a party to any material contracts.

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14.	INTERESTS OF EXPERTS

Names and Interests of Experts

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated March <@>, 2018 in respect of the Company’s consolidated financial statements as at December 31, 2017 and December 31, 2016 and for years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

Geoinvestment SpA prepared the Updated Berta PEA. The Qualified Person responsible for the Updated Berta PEA was Sergio Alvarado. To the knowledge of management, none of Geoinvestments SpA, any designated professional of Geoinvestments SpA, or the aforementioned Qualified Person has any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

NCL Construcciὁn SA prepared the Marimaca Technical Report. The Qualified Person responsible for the Marimaca Technical Report was Luis Oviedo. To the knowledge of management, none of NCL Construcciὁn SA, any designated professional of NCL Construcciὁn SA, nor the aforementioned Qualified Person has any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

15.	INFORMATION ON AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors. The Company’s current audit committee consists of Gordon Fretwell, Michael Haworth and Colin Kinley.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this AIF.

Composition of the Audit Committee and Independence

National Instrument 52-110 Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

All of the members of the audit committee of the Company are independent, as that term is defined in NI 52-110.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the members of the Company’s audit committee are financially literate as that term is defined in NI 52-110.

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Based on their business and educational experiences, each audit committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; an understanding of internal controls and procedures for financial reporting.

Gordon Fretwell, Chairman of the Audit Committee

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Michael Haworth, Member of the Audit Committee

Michael Haworth qualified as a Chartered Accountant (South Africa). Following a 16 year career in the mining sector including Managing Director at JP Morgan and Head of Mining and Metals Corporate Finance in London, Mr. Haworth co-founded Greenstone Resources in 2013.

Colin Kinley, Member of the Audit Committee

Mr. Kinley is the Chief Executive Officer of Kinley Exploration LLC and leads a team of industry experts providing professional, technical and oversight expertise to international resource companies within the upstream sector. Mr. Kinley has over 30 years of international expertise in integrated energy project management and new energy companies’ development. Mr. Kinley served as a senior executive to several exploration and production companies and oilfield service companies and is specialized in frontier resource development.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of non-audit services. As part of these policies and procedures the chair of the audit committee is required to be notified, or pre-approval is required to be sought, for any non-audit service that exceeds a pre-determined amount per assignment. The Company’s auditors are required to prepare quarterly statements for the audit committee outlining the details of any non-audit assignments undertaken during the quarter and the fees charged for such assignments.

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Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to PricewaterhouseCoopers, the current auditors, for services rendered during the financial years ended December 31, 2016 and 2017:

	2016	2017

Audit fees(1)	CA$70,000	CA$105,000
Audit-related fees(2)	-	-
Tax fees(3)	CA$40,750	CA$1,375
All other fees	-	-
Total	CA$110,750	CA$106,375

Notes:

(1)	The aggregate audit fees billed by the Company’s auditor (or accrued).

(2)	The aggregate fees billed (or accrued) for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”, including for quarterly reviews, and services in connection with a public offering of securities.

(3)	The aggregate fees billed (or accrued) for professional services rendered for tax compliance, tax advice and tax planning.

16.	ADDITIONAL INFORMATION

Additional information concerning the Company may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2017, which are available for review on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Information Circular for the Company’s Special and Annual General Meeting held June 15, 2017.

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Schedule “a”

AUDIT COMMITTEE AND MANDATE

A.       PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to:

1.	provide independent review and oversight of the Company’s financial reporting process, the system of internal controls and management of financial risks and the audit process, including the selection, oversight and compensation of the Company’s external auditors, subject to the Board of directors (the “Board”) as a whole filling a vacancy in the office of auditor;

2.	assist the Board in fulfilling its responsibilities in reviewing the Company's process for monitoring compliance with laws and regulations and its own code of business conduct;

3.	maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors; and

4.	review the Company’s financial strategies, its financing plans and its use of the equity and debt markets.

B.       COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board, all of whom shall be “independent” and “financially literate” as those terms are defined in National Instrument 52-110 “Audit Committees”. In this regard, no member shall:

(a)	other than in his or her capacity as a member of the Committee, Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company. The indirect acceptance of a consulting, advisory or other compensatory fee shall include acceptance of the fee by a spouse, minor child or stepchild, or child or stepchild sharing a home with the committee member, or by an entity in which such member is a partner, member or principal or occupies a similar position and which provides accounting, consulting, legal, investment banking, financial or other advisory services or any similar services to the Company;

(b)	have been employed by the Company or any of its affiliates in the current or past two years; or

(c)	be an affiliate of the Company or any of its subsidiaries.

2.	To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

3.	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4.	Unless the Board shall have appointed a Chair of the Committee, the members of the Committee shall elect a Chairman from among their number.

5.	The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

6.	The Committee shall have access to such officers and employees of the Company, its external auditors and legal counsel and to such information respecting the Company and may engage separate independent counsel and advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.       MEETINGS

1.	At the request of the Chief Executive Officer (“CEO”) or any member of the Committee, the Chairman will convene a meeting of the Committee and provide an agenda for such meeting.

2.	Any two directors may request the Chairman to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such directors, and may participate in such meeting to the extent permitted by the Chairman of the Committee.

3.	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

4.	Meetings shall be held not less than four times a year and to coincide with the reporting of quarterly financial statements. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

5.	The Committee may invite such other persons (e.g. the CEO and/or the Chief Financial Officer (“CFO”) to its meetings, as it deems appropriate.

6.	The external auditors may be present at each Committee meeting at the request of the Chairman, and be expected to comment on the financial statements in accordance with best practices. The external auditor is entitled to be present and participate at audit committee meetings whose subject is the year-end financial statements and management’s discussion & analysis.

7.	The proceedings of all meetings will be recorded in minutes.

D.       DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee shall be as follows:

1.	Recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer; and

(b)	the compensation of the external auditor.

2.	Determine whether internal control recommendations made by external auditors have been implemented by management.

3.	Identify areas of greatest financial risk and determine whether management is managing these effectively.

4.	Review the Company’s strategic and financing plans to assist the Board’s understanding of the underlying financial risks and the financing alternatives.

5.	Review management’s plans to access the equity and debt markets and to provide the Board with advice and commentary.

6.	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

7.	Review any legal matters which could significantly impact the financial statements as reported on by the Company’s outside counsel and meet with outside counsel whenever deemed appropriate.

8.	Review the annual and quarterly financial statements, including management's discussion and analysis and annual and interim earnings press releases before the Company publicly discloses this information, and determine whether they are complete and consistent with the information known to committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the annual and quarterly financial statements and management’s discussion and analysis be included in the Company’s securities filings.

9.	Review and approve the financial sections of the annual report to shareholders, the annual information form, prospectuses and all other regulatory filings and public reports requiring approval by the Board, and report to the Board with respect to its review.

10.	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

11.	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

12.	Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

13.	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

14.	Assess the fairness of the interim financial statements and disclosures, and obtain explanations from management on whether:

(a)	actual financial results for the interim period varied significantly from budgeted or projected results;

(b)	generally accepted accounting principles have been consistently applied;

(c)	there are any actual or proposed changes in accounting or financial reporting practices; and

(d)	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

15.	Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

16.	Review the performance of the external auditors and approve in advance provision of services other than auditing.

17.	Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company,

18.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

19.	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the Company’s accounting and financial controls.

20.	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

21.	Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the CFO as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

22.	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

23.	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

24.	Create specific procedures for the receipt, retention and treatment of complaints regarding the Company’s accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions. Refer to the Company’s Whistle Blower Policy attached to this Mandate as Appendix A.

25.	Perform other functions as requested by the Board.